                                                    Registration No. 333-
                                                    Registration No. 811-1705
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------
                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          |_X_|

           Pre-Effective Amendment No. ___                       |___|

           Post-Effective Amendment No. ____                     |___|

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  |___|

           Amendment No.  58                                     |_X_|
                          --

                        (Check appropriate box or boxes)

                        --------------------------------

                               SEPARATE ACCOUNT A
                                       of
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                               (Name of Depositor)
              1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (212) 554-1234

                       ---------------------------------
                            HOPE E. ROSENBAUM-WERNER
                           VICE PRESIDENT AND COUNSEL

            The Equitable Life Assurance Society of the United States
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)

                        --------------------------------

                  Please send copies of all communications to:
                               PETER E. PANARITES
                         Freedman, Levy, Kroll & Simonds
                    1050 Connecticut Avenue, N.W., Suite 825
                             Washington, D.C. 20036

                          ----------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         An indefinite amount of the Registrant's securities has been registered pursuant to a declaration, under Rule 24f-2 under the Investment Company Act of 1940, set out in Post-Effective Amendment No. 24 to Form N-4 Registration Statement contained in File No. 2-30070. The Rule 24f-2 Notice of the Registrant for fiscal year 1996 was filed on February 27, 1996.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

       Approximate Date of Proposed Public Offering:  Continuous

       It is proposed that this filing will become effective (check appropriate box):

___    Immediately upon filing pursuant to paragraph (b) of Rule 485.

___    On (date) pursuant to paragraph (b) of Rule 485.

_X_    60 days after filing pursuant to paragraph (a)(1) of Rule 485.

___    On (date) pursuant to paragraph (a)(1) of Rule 485.

___    75 days after filing pursuant to paragraph (a)(2) of Rule 485.

___    On (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

___ This post-effective amendment designates a new effective date for previously filed post-effective amendment.


       The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2.

       The Rule 24f-2 Notice of the Registrant for fiscal year 1994 was filed on February 27, 1996.

                              CROSS REFERENCE SHEET
                  SHOWING LOCATION OF INFORMATION IN PROSPECTUS
                  ---------------------------------------------


         FORM N-4 ITEM                                        PROSPECTUS CAPTION
         -------------                                        ------------------
 1.      Cover Page                                           Cover Page

 2.      Definitions                                          General Terms

 3.      Synopsis                                             Part 1:  Summary

 4.      Condensed Financial                                  Not Applicable
         Information

 5.      General Description of                               Part 1:  Summary, Part 2:
         Registrant, Depositor and                            Separate Account A
         Portfolio Companies                                  and Its Investment Funds

 6.      Deductions and Expenses                              Part 6:  Deductions and Charges

 7.      General Description of                               Part 5:  Provisions of the
         Variable Annuity Contracts                           Contracts

 8.      Annuity Period                                       Part 5:  Provisions of the Contracts

 9.      Death Benefit                                        Not Applicable

10.      Purchases and Contract Value                         Part 3:  Illustrated Monthly Variable Income
                                                              Annuity Option Payments
                                                              Part 5:  Provisions of the Contracts

11.      Redemptions                                          Not Applicable

12.      Taxes                                                Part 8:  Tax Aspects of the Contracts

13.      Legal Proceedings                                    Not Applicable

14.      Table of Contents of the                             Statement of Additional
         Statement of Additional                              Information Table of
         Information                                          Contents

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION OF INFORMATION
                     IN STATEMENT OF ADDITIONAL INFORMATION
                     --------------------------------------


                                                              STATEMENT OF ADDITIONAL
         FORM N-4 ITEM                                        INFORMATION CAPTION
         -------------                                        -------------------

15.      Cover Page                                           Cover Page

16.      Table of Contents                                    Table of Contents

17.      General Information                                  Prospectus - Part 1:  Summary
         and History

18.      Services                                             Not Applicable

19.      Purchases of Securities                              Prospectus - Part 5:  Provisions
         Being Offered                                        of the Contracts - Distribution of Contracts

20.      Underwriters                                         Prospectus - Part 5:  Provisions
                                                              of the Contracts - Distribution of Contracts


21.      Calculation of Performance                           Part 2:  Annuity Unit Values
         Data

22.      Annuity Payments                                     Part 2:  Annuity Unit Values

23.      Financial Statements                                 Part 4:  Financial Statements

                     New York Supplement, dated ______, 1997

                                       to

                         Prospectus, dated ______, 1997


                           VARIABLE IMMEDIATE ANNUITY

                       Variable Immediate Annuity Contract
                       Funded Through the Investment Funds
                              of Separate Account A


                                   Issued by:


            The Equitable Life Assurance Society of the United States


For Contracts issued in New York only, the transfer provisions set forth in the prospectus, dated ______, 1997, are amended to provide that transfers among the Investment Funds are available under the Contract once per month without tax liability or charge.

The transfer will be made on the date the annuity payment for that month is due if we receive your election for the transfer at least one Business Day in advance of such date. Your election must be made in a form we accept according to our rules which then apply.













44532

                           VARIABLE IMMEDIATE ANNUITY

                   PROSPECTUS DATED ____________________, 1997

             VARIABLE IMMEDIATE ANNUITY CONTRACT FUNDED THROUGH THE
                     INVESTMENT FUNDS OF SEPARATE ACCOUNT A

                                   Issued By:
            The Equitable Life Assurance Society of the United States

This prospectus describes the single premium payment Variable Immediate Annuity Contract (CONTRACT) offered by The Equitable Life Assurance Society of the United States (EQUITABLE LIFE). The Contract is designed to implement the payment of annuity benefits to be received as part of a retirement plan.

The Contract offers a Variable Income Annuity Option funded through one or more of the thirteen variable investment funds (INVESTMENT FUNDS) of Separate Account A (SEPARATE ACCOUNT) listed below. The Contract also offers a Fixed Income Annuity Option funded by our general account and available in combination with the Variable Income Annuity Option.

                                INVESTMENT FUNDS
o Money Market                o Growth & Income      Asset Allocation Series:
o Intermediate Government     o Equity Index         o Conservative Investors
  Securities                  o Common Stock         o Balanced
o Quality Bond                o Global               o Growth Investors
o High Yield                  o International
                              o Aggressive Stock



We invest each Investment Fund in shares of a corresponding portfolio (PORTFOLIO) of The Hudson River Trust (TRUST), a mutual fund whose shares are purchased by separate accounts of insurance companies. The prospectus for the Trust, directly following this prospectus, describes the investment objectives, policies and risks of the Portfolios.

Transfers among the Investment Funds are permitted. No transfers are permitted between the Fixed Income Annuity Option and the Variable Income Annuity Option. After a Contract has been issued, it may not be surrendered. The Contract has no cash value. Monthly payments under the Variable Income Annuity Option will vary in accordance with the investment performance of the Investment Funds.

This prospectus provides information about the Contract that prospective investors should know before investing. You should read it carefully and retain it for future reference. The prospectus is not valid unless it is attached to a current prospectus for the Trust, which you should also read carefully.

A registration statement relating to the Separate Account has been filed with the Securities and Exchange Commission (SEC). The statement of additional information (SAI), dated _____ __, 1997, which is part of the registration statement for the Separate Account, is available free of charge upon request by writing to the Processing Office at P.O. Box 2494, New York, New York 10116-2494 or calling 1-800-245-1230, our toll-free number. The SAI has been incorporated by reference into this prospectus. The Table of Contents for the SAI appears at the back of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 Copyright 1997
           The Equitable Life Assurance Society of the United States,
                            New York, New York 10019
                               All rights reserved
                                    888-1119
                                                                 Cat. No. 127224

                          PROSPECTUS TABLE OF CONTENTS

         General Terms                                                      Page
                                                                            ----
Part 1:  Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         Equitable Life . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         Income Annuity Options . . . . . . . . . . . . . . . . . . . . . .   3
         Premium Payments . . . . . . . . . . . . . . . . . . . . . . . . .   3
         Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         10-Day Free Look . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Charges. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Fee Table. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
Part 2:  Separate Account A and Its Investment Funds  . . . . . . . . . . .   6
         Separate Account A . . . . . . . . . . . . . . . . . . . . . . . .   6
         The Trust. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         The Trust's Investment Adviser . . . . . . . . . . . . . . . . . .   7
         Investment Policies and Objectives of the Trust's Portfolios . . .   7
Part 3:  Illustrated Monthly Variable Income Annuity Option Payments  . . .  10
Part 4:  Fixed Income Annuity Option. . . . . . . . . . . . . . . . . . . .  12
Part 5:  Provisions of the Contracts  . . . . . . . . . . . . . . . . . . .  13
         Selecting Annuity Options  . . . . . . . . . . . . . . . . . . . .  13
         Premium Payments under the Contracts . . . . . . . . . . . . . . .  13
         Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Annuity Distribution Options . . . . . . . . . . . . . . . . . . .  14
         How Payments Are Determined  . . . . . . . . . . . . . . . . . . .  14
         Distribution Of the Contract . . . . . . . . . . . . . . . . . . .  14
Part 6:  Deductions and Charges . . . . . . . . . . . . . . . . . . . . . .  15
         Trust Charges to Portfolios. . . . . . . . . . . . . . . . . . . .  15
         Charges to Investment Funds  . . . . . . . . . . . . . . . . . . .  16
         Administrative Expense Charge. . . . . . . . . . . . . . . . . . .  16
         Other Charges  . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Charge for Applicable Taxes  . . . . . . . . . . . . . . . . . . .  16
Part 7:  Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Trust Voting Rights. . . . . . . . . . . . . . . . . . . . . . . .  17
         Separate Account Voting Rights . . . . . . . . . . . . . . . . . .  17
         Voting Rights of Others. . . . . . . . . . . . . . . . . . . . . .  17
         Changes in Applicable Law. . . . . . . . . . . . . . . . . . . . .  17
Part 8:  Tax Aspects of the Contract  . . . . . . . . . . . . . . . . . . .  18
         Statement of Additional Information Table of Contents. . . . . . .  23
         Appendix . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

GENERAL TERMS

The Contract is designed as an annuity benefit payment vehicle for either personal or employer sponsored retirement programs. In this prospectus, the terms "we," "our" and "us" mean The Equitable Life Assurance Society of the United States (EQUITABLE LIFE). The terms "you" and "your" refer to the Contract Owner.

AIR -- The assumed base rate of net investment return used in determining monthly payments under the Contract.

ANNUITANT -- The individual who is the measuring life for determining annuity benefits. The Annuitant may, in certain cases, not be the Contract Owner. The Annuitant is entitled to exercise rights under a Contract only if that person is also the Contract Owner.

ANNUITY UNIT -- Premiums allocated to an Investment Fund purchase annuity units in that Investment Fund. The "Annuity Unit Value" is the dollar value of each Annuity Unit in an Investment Fund on a given date.

BUSINESS DAY -- Generally, our Business Day is any day on which Equitable Life is open and the New York Stock Exchange is open for trading. We are closed on national business holidays and also on Martin Luther King, Jr. Day and the Friday after Thanksgiving. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of the New York Stock Exchange, if earlier.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTRACT -- The Variable Immediate Annuity Contract.

CONTRACT DATE -- This is the Business Day, and any anniversary thereof, we receive at our Processing Office the properly completed and signed application form for your Contract, any other required documentation and a premium payment.

CONTRACT OWNER -- The person who owns the Contract. The person who is entitled to exercise rights under the Contract and to receive the annuity benefits (unless another payee is designated).

INCOME ANNUITY OPTIONS -- The Variable Income Annuity funded by one or more of the thirteen Investment Funds, and the Fixed Income Annuity funded by our general account and available in combination with the Variable Income Annuity.

INVESTMENT FUNDS -- These are the thirteen variable investment funds of the Separate Account that are listed on the first page of this prospectus.

PORTFOLIOS -- The portfolios of the Trust that correspond to the Investment Funds of the Separate Account.

PROCESSING OFFICE -- The office to which all premiums, written requests or other written communications must be sent.

SAI -- The Statement of Additional Information.

SEPARATE ACCOUNT -- Our Separate Account A.

TRUST -- The Hudson River Trust, a mutual fund in which the assets of Separate Account A are invested.

PART 1:  SUMMARY

The following Summary is qualified in its entirety by the terms of the Contract as issued and the more detailed information appearing elsewhere in the prospectus. Please be sure to read the prospectus in its entirety.

EQUITABLE LIFE

EQUITABLE LIFE is a New York stock life insurance company that has been in business since 1859. For more than 100 years we have been among the largest life insurance companies in the United States. Equitable Life has been selling annuities since the turn of the century. Our Home Office is located at 787 Seventh Avenue, New York, New York 10019. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States.

Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated (HOLDING COMPANY). The largest stockholder of the Holding Company is AXA, a French insurance holding company. AXA beneficially owns 61% of the outstanding shares of common stock of the Holding Company as well as $392.2 million stated value of its issued and outstanding Series E Convertible Preferred Stock. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA is the principal holding company for most of the companies in one of the largest insurance groups in Europe. The majority of AXA's stock is controlled by a group of five French mutual insurance companies.

Equitable Life, the Holding Company and their subsidiaries managed approximately $195.3 billion of assets as of December 31, 1995, including third party assets of approximately $144.4 billion. We are one of the nation's leading pension fund managers. These assets are primarily managed for retirement and annuity programs for businesses, tax-exempt organizations and individuals. This broad customer base includes nearly half the Fortune 100, more than 42,000 small businesses, state and local retirement funds in more than half the 50 states, approximately 250,000 employees of educational and non-profit institutions, as well as nearly 500,000 individuals. Millions of Americans are covered by Equitable Life's annuity, life, health and pension contracts.

INCOME ANNUITY OPTIONS

The Contract offers the Variable Income Annuity Option, funded through one or more of the thirteen Investment Funds (Money Market, Intermediate Government Securities, Quality Bond, High Yield, Growth & Income, Equity Index, Common Stock, Global, International, Aggressive Stock and the Asset Allocation Series:
Conservative Investors, Balanced and Growth Investors) and a Fixed Income Annuity Option funded by our general account and available in combination with the Variable Income Annuity Option. The Fixed Income Annuity Option is not available separately under this Contract.

Each Investment Fund invests in shares of a corresponding Portfolio of the Trust. The attached Trust prospectus describes the investment objectives and policies of the Portfolios available to Contract Owners. The Income Annuity Options are available only in forms that provide for life contingencies. Once issued, a Contract may not be surrendered. The Contract does not have a cash surrender value.

PREMIUM PAYMENTS

The single premium payment for a Contract must be made by check, drawn on a bank in the U.S., in U.S. dollars and made payable to Equitable Life. All checks are accepted subject to collection.

You may instruct us to allocate your payment to one or more of the Investment Funds under a Variable Income Annuity Option, whether or not purchased in combination with a Fixed Income Annuity Option. Allocation percentages must be in whole numbers and the sum of your allocations must equal 100%.

TRANSFERS

You may direct us to transfer funds among the Investment Funds available under the Contract at least once per year, on the Contract Date, although Equitable may, in accordance with its procedures, allow more frequent transfers without tax liability or charge. The Fixed Income Annuity Option does not provide for transfers.

10-DAY FREE LOOK

You have the right to examine your Contract for a period of 10 days after you receive it, and to return it to us for a refund. You cancel it by sending it to our Processing Office. The free look is extended if your state requires a refund period of longer than 10 days. This right applies only to the initial Owner of a Contract.

For premium payments allocated to Investment Funds, your refund will equal that premium payment plus or minus any investment gain or loss through the date we receive your Contract at our Processing Office less any annuity payments you may have already received. Certain daily charges will also be automatically deducted. For premium payments allocated to purchase the Fixed Income Annuity Option, the refund will equal the amount allocated to the Fixed Income Annuity Option, without interest, less any payments already received. Some states or Federal income tax regulations may require that we calculate the refund differently. We follow these same procedures if you change your mind before a Contract has been issued, but after a premium payment has been made.

In certain cases, there may be tax implications to canceling your Contract during the free look period. You should consult your own tax adviser prior to investing.

CHARGES

Following is a summary of the charges which are applicable, directly or indirectly, under your Contract.

o ADMINISTRATIVE EXPENSE CHARGE - A one-time charge of $350 is deducted from the premium payment for administrative expenses of the Contract.

o OTHER CHARGES - A charge equal to 6% of the premium payment is deducted for sales expenses when the premium payment is made. No other sales charge applies.

o CHARGES TO INVESTMENT FUNDS - We make daily charges for certain expenses of the Contract, including mortality and expense risks and administrative expenses, including financial accounting. The charges are assessed against the Separate Account assets at an annual rate not to exceed 1.25% for mortality and expense risks and 0.30% for administrative expenses, including financial accounting. The Annuity Unit Values reflect these charges.

o CHARGE FOR APPLICABLE TAXES - We deduct a charge for applicable taxes, such as state or local premium taxes, that might be imposed in your state. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% of the premium payment made; the rate is 1% in Puerto Rico and 5% in the Virgin Islands.

o TRUST CHARGES TO PORTFOLIOS - Investment advisory fees and other expenses of the Trust are charged daily against the Trust's assets. These charges are reflected in the daily share prices of the Portfolios and, indirectly, in the Annuity Unit Values for the Investment Funds.

FEE TABLE
---------

The following table will assist you in understanding the various costs and expenses you will bear directly or indirectly under your Contract so that you may compare them with other products. The only expenses shown in the tables that apply to the Fixed Income Annuity Option are the Front-End Sales Charge and Administrative Expense Charge. A deduction of a charge for any applicable state or local taxes may also apply. For more complete information, see "Part 6:
Deductions and Charges."

CONTRACT OWNER TRANSACTION EXPENSES
-----------------------------------

         Administrative Expense Charge (deducted from premium payment). . . $350
         Other Charges (as a percentage of premium payment). . . . . . . . .. 6%

SEPARATE ACCOUNT ANNUAL EXPENSES (MAXIMUM)
--------------------------------

         Mortality and Expense Risk Charge. . . . . . . . . . . . . . . . .1.25%
         Asset Based Administrative Charge. . . . . . . . . . . . . . . . .0.30%
           Total Separate Account Annual Expenses(1). . . . . . . . . . . .1.55%

TRUST ANNUAL EXPENSES
---------------------

                                  MONEY         INTERMEDIATE     QUALITY     HIGH YIELD     GROWTH &      EQUITY
                                  MARKET        GOVERNMENT       BOND                       INCOME        INDEX
                                                SECURITIES
         Investment Advisory
         Fees                     0.40%         0.50%            0.55%         0.55%          0.55%         0.35%

         Other Expenses           0.04          0.07             0.04          0.05           0.05          0.13
                                  ----          ----             ----          ----           ----          ----

         Total Trust Annual

         Expenses(2)              0.44%         0.57%            0.59%         0.60%          0.60%         0.48%



                            COMMON     GLOBAL     INTERNATIONAL    AGGRESSIVE     CONSERVATIVE     BALANCED     GROWTH
                            STOCK                                  STOCK          INVESTORS                     INVESTORS
         Investment
         Advisory Fees      0.35%      0.53%      0.90%            0.46%          0.55%            0.37%        0.52%

         Other Expenses     0.03       0.08       0.13             0.03           0.04             0.03         0.04
                            ----       ----       ----             ----           ----             ----         ----


         Total Trust
         Annual
         Expenses(2)        0.38%      0.61%      1.03%            0.49%          0.59%            0.40%        0.56%


                            ------------------------------------------------------------------------------------


         (1) We are currently charging only 0.50% against the amounts held in the Investment Funds. We reserve the right to impose a charge in the future of up to 1.55% against the amounts held in the investment funds.

         (2) Expenses shown for all Portfolios, except the International Portfolio, are for the fiscal year ended December 31, 1995. The amount shown for the International Portfolio, which was established on April 3, 1995, is annualized. The investment advisory fee for each Portfolio may vary from year to year depending upon the average daily net assets of the respective Portfolio of the Trust. The maximum investment advisory fees, however, cannot be increased without a vote of that Portfolio's shareholders. The other direct operating expenses will also fluctuate from year to year depending on actual expenses. The Trust expenses are shown as a percentage of each Portfolio's average value. See "Trust Charges to Portfolios" in Part 6.

PART 2:  SEPARATE ACCOUNT A AND ITS INVESTMENT FUNDS

SEPARATE ACCOUNT A

Separate Account A is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 ACT). This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account. The Separate Account has several Investment Funds, each of which invests in shares of a corresponding Portfolio of the Trust. You may allocate some or all of your premium among the Investment Funds.

The assets of the Separate Account are our property. As a separate account under the New York Insurance Law, the portion of the Separate Account's assets equal to the reserves and other liabilities relating to the Contract will not be chargeable with liabilities arising out of any other business we may conduct. Accordingly, income, gains or losses, whether or not realized, from assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses. We are the issuer of the Contract, and the obligations set forth in the Contract (other than those of Annuitants or Contract Owners) are our obligations.

In addition to the premium payment made under your Contract, we may allocate to the Separate Account monies received under other annuity contracts, certificates or agreements. Owners of all such contracts, certificates or agreements will participate in the Separate Account in proportion to the amounts they have in the Investment Funds that relate to their contracts, certificates or agreements. We may retain in the Separate Account assets that are in excess of the reserves and other liabilities relating to the Contract or to other contracts, certificates or agreements, or we may transfer them to our general account.

We reserve the right, subject to compliance with applicable law, including approval of Contract Owners if required, (1) to add new Investment Funds (or sub-divisions of Investment Funds) to, or remove Investment Funds (or sub-divisions of Investment Funds) from, the Separate Account; or to add other separate accounts in addition to or in place of the Separate Account, (2) to combine any two or more Investment Funds or sub-divisions thereof, (3) to transfer assets determined by us to be the share of the class to which the Contracts belong from any of the Investment Funds to another Investment Fund by withdrawing the same percentage of each investment in that Investment Fund with appropriate adjustments to avoid odd lots and fractions, (4) to operate the Separate Account or any Investment Fund as a management investment company under the 1940 Act (which may be directed by a committee which may be composed of a majority of persons who are "interested persons" of Equitable Life under the 1940 Act, which committee may be discharged by us at any time) or in any other form permitted by law, including a form that allows us to make direct investments, (5) to deregister the Separate Account under the 1940 Act, (6) to cause one or more Investment Funds to invest in a mutual fund other than or in addition to the Trust, (7) to discontinue the sale of Contracts, (8) to terminate any employer or plan trustee agreement pursuant to its terms and (9) to restrict or eliminate any voting rights of Contract Owners or other people who have voting rights that affect the Separate Account.

If any changes are made that result in a material change in the underlying investments of an Investment Fund, Contract Owners will be notified. We may make other changes in the Contracts that do not reduce any annuity benefit, or other accrued rights or benefits.


THE TRUST

The Trust is an open-end, diversified management investment company, more commonly called a mutual fund. As a "series" type of mutual fund, it issues several different series of stock, each of which relates to a different Portfolio of the Trust. The Trust commenced operations in January 1976 with a predecessor of its Common Stock Portfolio. The Trust does not impose a sales charge or "load" for buying and selling its shares. All dividend distributions to the Trust are reinvested in full and fractional shares of the Portfolio to which they relate.

More detailed information about the Trust, its investment objectives, policies, restrictions, risks, expenses and all other aspects of its operations, appears in its prospectus, or in its statement of additional information.

THE TRUST'S INVESTMENT ADVISER

The Trust is advised by Alliance Capital Management LP (ALLIANCE), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. Alliance, a publicly traded limited partnership, is indirectly majority-owned by Equitable Life. On December 31, 1995, Alliance was managing over $146.5 billion in assets. Alliance acts as investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowments funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations.

Alliance's record as an investment manager is based, in part, on its ability to provide a diversity of investment services to domestic, international and global markets. Alliance prides itself on its ability to attract and retain a quality, professional work force. Alliance employs 162 investment professionals, including 81 research analysts. Portfolio managers have average investment experience of more than 16 years.

Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

INVESTMENT POLICIES AND OBJECTIVES OF THE TRUST'S PORTFOLIOS

Each Portfolio has a different investment objective which it tries to achieve by following separate investment policies. The policies and objectives of each Portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved.

The policies and objectives of the Trust's Portfolios are as follows:


PORTFOLIO                                  INVESTMENT POLICY                               OBJECTIVE
---------                                  -----------------                               ---------

Money Market                Primarily high quality short-term money market       High level of current income while
                            instruments                                          preserving assets and maintaining
                                                                                 liquidity

Intermediate Government     Primarily debt securities issued or guaranteed       High current income consistent with
Securities                  by the U.S.  Government, its agencies and            relative stability of principal
                            instrumentalities.  Each investment will have
                            a final maturity of not more than 10 years or
                            a duration not exceeding that of a 10-year
                            Treasury note

Quality Bond                Primarily investment grade fixed income              High current income consistent with
                            securities                                           preservation of capital

High Yield                  Primarily a diversified mix of high yield,           High return by maximizing current
                            fixed-income securities involving greater            income and, to the extent consistent
                            volatility of price and risk of principal and        with that objective, capital
                            income than high quality fixed-income                appreciation
                            securities.  The medium and lower quality debt
                            securities in which the Portfolio may invest
                            are known as "junk bonds"

Growth & Income             Primarily income producing common stocks             High total return through a
                            and  securities convertible into                     combination of current income
                            common stocks                                        and capital  appreciation

Equity Index                Selected securities in the S&P 500 Index             Total return performance (before
                            (the "Index") which the advisor believes             trust expenses) that
                            will, in the aggregate, approximate the              approximates the investment
                            performance  results of the Index                    performance of the Index
                                                                                 (including reinvestment of
                                                                                 dividends) at risk level consistent
                                                                                 with that of the Index

Common Stock                Primarily common stock and other equity-type         Long-term growth of capital and
                            instruments                                          increasing income

Global                      Primarily equity securities of non-United            Long-term growth of capital
                            States as well as United States companies

International               Primarily equity securities selected                 Long-term growth of capital
                            principally to permit participation in
                            non-United States companies with prospects for
                            growth

Aggressive Stock            Primarily common stocks and other equity-type        Long-term growth of capital
                            securities issued by medium and other smaller
                            sized companies with strong growth potential

Asset Allocation Series:


PORTFOLIO                                  INVESTMENT POLICY                               OBJECTIVE
---------                                  -----------------                               ---------

Conservative                Diversified mix of publicly-traded,                  High total return without, in the
Investors                   fixed-income and equity securities; asset mix        Adviser's opinion, undue risk to
                            and security selection are primarily based           principal
                            upon factors expected to reduce risk.  The
                            Portfolio is generally expected to hold
                            approximately 70% of its assets in fixed
                            income securities and 30% in equity securities

Balanced                    Primarily common stocks, publicly-traded debt        High return through a combination of
                            securities and high quality money  market            current income and capital
                            instruments.  The Portfolio is generally             appreciation
                            expected to hold 50% of its assets in equity
                            securities and 50% in fixed income securities

Growth Investors            Diversified mix of publicly-traded,                  High total return consistent with the
                            fixed-income and equity securities; asset mix        Adviser's determination of reasonable
                            and security selection based upon factors            risk
                            expected to increase possibility of high
                            long-term return.  The Portfolio is generally
                            expected to hold approximately 70% of its
                            assets in equity securities and 30% in fixed
                            income securities


PART 3:  ILLUSTRATIVE MONTHLY VARIABLE INCOME ANNUITY OPTION PAYMENTS

The following table illustrates the total monthly payments that an Annuitant would have received under the Variable Income Annuity Option on December 31, 1995 for each of the periods shown, based on the actual investment performance of the Trust and the Separate Account expenses that would have applied had the Contract been offered during the period shown in the tables. Performance data for the Investment Funds reflect (i) the actual investment results of the corresponding Portfolios of the Trust from the date of inception of those Portfolios, and (ii) the actual investment advisory fee and direct operating expenses of the relevant Portfolio. The performance for all Investment Funds has been adjusted to reflect the Separate Account asset charges that would have applied to the Contracts, the Sales Charge and Administrative Expense Charge, but does not give effect to any charge for applicable taxes, which would also reduce the actual return.

The results shown are not a representation or guarantee of the results that will be experienced in the future. Under the Contract, the amount of each monthly annuity payment under the Variable Income Annuity Option (except the first two payments) is variable, and will fluctuate to reflect investment performance.

The examples below show what the monthly annuity payment would have been on December 31, 1995 for each base rate of net investment return, assuming that $100,000 was applied at the beginning of each period shown, for a female age 70, and all charges were assessed, to purchase a variable Life Annuity with 10 Years Period Certain, with initial payments of $612.46 and $690.42 using the assumed base rate of 3.5% and 5.0%, respectively:


                                        Base          One         Three            Five           Ten          Since
                                        Rate          Year        Years           Years          Years       Inception*
                                        ----          ----        -----           -----          -----       ----------

MONEY MARKET                            3.50%      $620.65      $614.28       $   624.29      $  740.83            --
                                        5.00%       691.72       665.07           656.59         724.72            --

INTERMEDIATE GOVERNMENT                 3.50%       655.72       640.74             --              --        $   707.56
SECURITIES                              5.00%       730.79       693.72             --              --            746.86

QUALITY BOND                            3.50%       670.81         --               --              --            602.91
                                        5.00%       747.62         --               --              --            659.90

HIGH YIELD                              3.50%       686.43       759.43           980.86            --          1,000.46
                                        5.00%       765.07       822.22         1,031.60            --            993.05

GROWTH & INCOME                         3.50%       705.35         --               --              --            665.86
                                        5.00%       786.11         --               --              --            728.80

EQUITY INDEX                            3.50%       764.09         --               --              --            747.33
                                        5.00%       851.58         --               --              --            822.88

COMMON STOCK                            3.50%       755.51       852.82         1,120.89        1,654.31            --
                                        5.00%       842.02       923.35         1,178.90        1,618.35            --

GLOBAL                                  3.50%       682.70       877.16         1,052.71            --          1,056.04
                                        5.00%       760.88       949.69         1,107.19            --          1,058.13

INTERNATIONAL                           3.50%         --           --               --              --            637.68
                                        5.00%         --           --               --              --            713.32


                                        Base          One         Three            Five           Ten          Since
                                        Rate          Year        Years           Years          Years       Inception*
                                        ----          ----        -----           -----          -----       ----------

AGGRESSIVE STOCK                        3.50%      $739.23      $767.12       $1,284.19       $2,043.28           --
                                        5.00%       823.88       830.55        1,350.64        1,998.86           --

The Asset Allocation Series:            3.50%       685.67       673.05          788.48            --        $  823.35
CONSERVATIVE INVESTORS                  5.00%       764.17       728.70          829.27            --           850.46

BALANCED                                3.50%       684.75       653.69          833.80        1,083.62           --
                                        5.00%       763.16       707.75          876.95        1,060.06           --

GROWTH INVESTORS                        3.50%       721.14       743.94        1,074.10            --         1,176.25
                                        5.00%       803.71       805.45        1,129.68            --         1,214.99


*  Inception  dates:  Money  Market:  May  11,  1982;   Intermediate  Government
Securities: April 1, 1991; Quality Bond: October 1, 1993; High Yield: January 2, 1987; Growth & Income: October 1, 1993; Equity Index: March 1, 1994; Common
Stock: August 1, 1968; Global: August 27, 1987; International: April 3, 1995; Aggressive Stock: May 1, 1984; Conservative Investors: October 2, 1989;
Balanced: May 1, 1984; Growth Investors: October 2, 1989.

PART 4: FIXED INCOME ANNUITY OPTION

You may allocate a portion of your premium payment to the Fixed Income Annuity Option which is part of our general account. The general account supports all of our insurance policy and annuity contract guarantees, as well as our general obligations. The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (1933 ACT), nor is the general account an investment company under the 1940 Act. Accordingly, the general account is not subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures that are included in the prospectus for your information and that relate to the general account and the Fixed Income Annuity Option. These disclosures, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

PART 5:  PROVISIONS OF THE CONTRACTS

The provisions of your Contract may be restricted by any plan or agreement relating to it or by applicable laws or regulations.

SELECTING ANNUITY OPTIONS

You may select the Variable Income Annuity Option funded through one or more of the Investment Funds, alone, or in combination with the Fixed Income Annuity Option. The first two monthly payments are fixed. The third and subsequent monthly annuity payments received under the Variable Income Annuity Option will increase or decrease depending upon the investment performance of the Investment Funds. The amount of the payment received under the Fixed Income Annuity Option will be the same each month and will not fluctuate. If you choose a combination of the Variable Income Annuity and Fixed Income Annuity Options, you will receive a single monthly payment representing the sum of the Variable Income Annuity and Fixed Income Annuity payments due.

Annuity payments under the Contract will commence one month following the date we receive your premium payment. The annuity distribution options available under such Contracts are Life Annuity (except in New York), Life Annuity with Period Certain, Joint and Survivor Life Annuity and Joint and Survivor Life Annuity with Period Certain. Once issued, a Contract may not be surrendered. The Contract does not have a cash surrender value.

PREMIUM PAYMENTS UNDER THE CONTRACTS

Premium payments are made in a single sum amount. Your premium payment must be accompanied by a completed application. All premium payments must be made by check, drawn on a bank in the U.S., in U.S. dollars and made payable to Equitable Life. All checks are accepted subject to collection. At our discretion, and subject to such terms as we may require, we may also allow premium payments to be made by wire transfers or other means. We allocate premium payments to the annuity options you select according to your allocation percentages.

A premium payment allocated to an Investment Fund of the Variable Income Annuity Option is converted to Annuity Units of that Investment Fund. The number of Annuity Units credited equals the dollar amount of the initial annuity payment divided by the Annuity Unit Value for that Investment Fund computed at the end of the Valuation Period in which we receive the premium payment at our Processing Office. A VALUATION PERIOD is each Business Day together with any consecutive, preceding non-business days. The number of Annuity Units credited upon the allocation of a premium payment, or any transfer to an Investment Fund, will not vary because of any later change in the Annuity Unit Value, nor will the number of Annuity Units credited under an Investment Fund change while monthly annuity payments are being made based upon the Annuity Unit Value of the Investment Fund. The Annuity Unit Value varies with the investment performance (relative to the AIR) of the Investment Fund, which in turn reflects the investment income and realized and unrealized capital gains and losses of the corresponding Portfolio, as well as the Trust expenses. A description of the computation of the Annuity Unit Value is found in the SAI.

TRANSFERS

You may transfer all or portions of the Annuity Units credited under your Contract among the Investment Funds you have chosen at least once each year, on the Contract Date although Equitable may, in accordance with its procedures, allow more frequent transfers. Transfer requests can be forwarded to the processing office up to 30 days prior to the Contract Date. Any transfer request received after the Contract Date will be returned. A transfer request will be effective on the next Contract Date after receipt at our Processing Office. Transfers in or out of the Investment Funds will be at the Annuity Unit Value computed as of such effective date. All transfers among the Investment Funds will be confirmed in writing. Your signed request for a transfer should specify your Contract number, the amount of your Annuity Unit Value as of that date to be transferred and the Investment Funds to and from which the amounts are to be transferred.

ANNUITY DISTRIBUTION OPTIONS

You may elect to receive your Variable Income Annuity Option payments, or your combined Variable Income Annuity Option and your Fixed Income Annuity Option payments, on any one of the forms listed below. If your annuity payments are the sum of amounts received under both the Variable Income Annuity Option and the Fixed Income Annuity Option, you must select the same form for both.

o LIFE ANNUITY: An annuity which guarantees payments for the rest of the Annuitant's life. Payments end with the last monthly payment before the Annuitant's death. Because there is no continuing benefit following the Annuitant's death, this annuity form provides the highest monthly payment of any of the life annuity distribution options.

o LIFE ANNUITY-PERIOD CERTAIN: This annuity form guarantees payments for the rest of the Annuitant's life. In addition, if the Annuitant dies before the end of a selected period of time (the "certain period"), payments will continue to the beneficiary for the balance of the certain period. The certain period cannot exceed life expectancy.

o JOINT AND SURVIVOR LIFE ANNUITY: This annuity form guarantees payments for the rest of the Annuitant's life and, after his or her death, continuation of the payments to the survivor.

o JOINT AND SURVIVOR LIFE ANNUITY-PERIOD CERTAIN: This annuity form guarantees payments for the rest of the Annuitants' lives. In addition, if both Annuitants die before the period certain, payments will continue to the beneficiary for the balance of the period certain. The certain period cannot exceed joint life expectancy.

HOW PAYMENTS ARE DETERMINED

The size of the initial variable annuity payment will depend on the amount applied to purchase the annuity, the AIR, the form of distribution, the Annuitant's age (and any joint annuitant's age) and in certain instances, the sex of the Annuitant(s). The growth in value of your annuity payments is neither guaranteed nor projected. Once an annuity distribution option is chosen and payments have commenced, the distribution option cannot be changed.

Under a Variable Income Annuity Option, payments after the first two will vary according to the investment performance of the Investment Fund(s) selected to fund the variable payments. After the first two payments, each monthly payment will be calculated by multiplying the number of Annuity Units credited by the average Annuity Unit Value for the selected fund for the second calendar month immediately preceding the due date of the payment. The number of units is calculated by dividing the first monthly payment by the Annuity Unit Value on the Business Day the premium is received. The average Annuity Unit Value is the average of the Annuity Unit Values for the month. In the case of a transfer between Investment Funds, the number of Annuity Units (if not specified) is calculated by dividing the dollar value of the transfer by the Annuity Unit Value of the Investment Fund(s) you are transferring into on the Contract Date or such other date as Equitable may allow, in accordance with its procedures.

DISTRIBUTION OF THE CONTRACT

As the distributor of the Contract, EQ Financial Consultants, Inc. (EQ FINANCIAL), an indirect wholly-owned subsidiary of Equitable Life, has responsibility for sales and marketing functions for the Contract. EQ Financial also serves as the principal underwriter of the Separate Account under the 1940 Act. EQ Financial is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1755 Broadway, New York, New York 10019.

The offering of the Contract is intended to be continuous.

PART 6:  DEDUCTIONS AND CHARGES

The following deductions and charges described below apply under the Contract. However, Trust charges to Portfolios and charges to Investment Funds do not apply to the Fixed Income Annuity Option.

TRUST CHARGES TO PORTFOLIOS

Investment advisory fees charged daily against the Trust's assets, direct operating expenses of the Trust (such as trustees' fees, expenses of independent auditors and legal counsel, bank and custodian charges and liability insurance), and certain investment-related expenses of the Trust (such as brokerage commissions and other expenses related to the purchase and sale of securities), are reflected in each Portfolio's daily share price. The maximum investment advisory fees paid annually by the Portfolios cannot be increased without a vote of that Portfolio's shareholders. The maximum fees are as follows:

                            DAILY AVERAGE NET ASSETS

                          FIRST  $350             NEXT  $400        OVER  $750
                            MILLION                 MILLION           MILLION
                            -------                 -------           -------
Common Stock,                .400%                  .375%              .350%
 Money Market
 and Balanced

Aggressive Stock             .500%                  .475%              .450%
 and Intermediate
 Government
 Securities

High Yield, Global,          .550%                  .525%              .500%
 Conservative
 Investors and
 Growth Investors

                            DAILY AVERAGE NET ASSETS


                     FIRST  $500             NEXT  $500               OVER  $1
                       MILLION                MILLION                 BILLION
                       -------                -------                 -------
Quality Bond and       .550%                   .525%                    .500%
 Growth & Income

                     FIRST  $750             NEXT  $750               OVER  $1.5
                       MILLION                MILLION                  BILLION
                       -------                -------                  -------
Equity Index           .350%                   .300%                    .250%

                     FIRST  $500             NEXT  $1                 OVER  $1.5
                       MILLION                 BILLION                 BILLION
                       -------                 -------                 -------
International          .900%                   .850%                    .800%

Investment advisory fees are established under investment advisory agreements between the Trust and its investment adviser, Alliance. All of these fees and expenses are described more fully in the Trust prospectus. Since Trust shares are purchased at their net asset value, these fees and expenses are, in effect, passed on to the Separate Account and are reflected in the Annuity Unit Values for the Investment Funds.

CHARGES TO INVESTMENT FUNDS

We make a daily charge at an effective annual rate of 0.50% against the assets held in each of the Investment Funds. This charge is reflected in the Annuity
Unit Values for the particular Investment Fund and is subject to a maximum of 1.55% in the future, which covers maximum mortality and expense risk charges of 1.25% and maximum expenses of 0.30%.

The maximum mortality and expense risk charge is comprised of 0.65% for mortality risk and 0.60% for expense risk, although the allocation of these risk charges may vary. The expense risk we assume is the risk that, over time, our actual expense of administering the Contracts may exceed the amounts realized from the asset-based expense charge and the administrative expense charge. We assume a mortality risk by our obligation to make annuity payments for the life of the Annuitant regardless of the Annuitant's longevity. Part of the mortality and expense risk charge may be considered to be an indirect reimbursement for certain sales and promotional expenses relating to the Contract to the extent that the charge is not needed to meet the actual expenses incurred.

The asset-based charge for expenses, together with the administrative expense charge described above, are designed to reimburse us for our costs in providing administrative services in connection with the Contract, and are not designed to include an element of profit.

ADMINISTRATIVE EXPENSE CHARGE

A  one-time   charge  of  $350  is  deducted   from  the  premium   payment  for
administrative expenses of the Contract.

OTHER CHARGES

A 6% sales charge is deducted from the premium payment, when received, for commissions and other distribution expenses we incur in marketing the Contracts.

CHARGE FOR APPLICABLE TAXES

We deduct a charge for applicable taxes, such as state or local premium taxes, that might be imposed in your state. The current tax charge that might be imposed varies by state and ranges from 0% to 3.5% of the premium payment made; the rate is 1% in Puerto Rico and 5% in the Virgin Islands.

PART 7:  VOTING RIGHTS

TRUST VOTING RIGHTS

Premium payments allocated to the Investment Funds are invested in shares of the corresponding Portfolios of the Trust. Since we own the assets of the Separate Account, we are the legal owner of the shares and, as such, have the right to vote on certain matters. Among other things, we may vote:

o  to elect the Trust's Board of Trustees,

o  to ratify the selection of independent auditors for the Trust, and

o on any other matters described in the Trust's current prospectus or requiring a vote by shareholders under the 1940 Act.

Because the Trust is a Massachusetts business trust, annual meetings are not required. Whenever a shareholder vote is taken, we will give Contract Owners the opportunity to instruct us how to vote the number of shares attributable to their Contract. If we do not receive instructions in time from all Contract Owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in an Investment Fund in the same proportions that Contract Owners vote.

Each Trust share is entitled to one vote. Fractional shares will be counted. Voting generally is on a Portfolio-by-Portfolio basis except that shares will be voted on an aggregate basis when universal matters, such as election of Trustees and ratification of independent auditors, are voted upon. However, if the Trustees determine that shareholders in a Portfolio are not affected by a particular matter, then such shareholders generally would not be entitled to vote on that matter.

SEPARATE ACCOUNT VOTING RIGHTS

If actions relating to the Separate Account require Contract Owner approval, Contract Owners will be entitled to cast the number of votes equal to the dollar amount of reserves we are holding in the respective Investment Funds for that Contract divided by the Annuity Unit Value for that Investment Fund. We will cast votes attributable to any amounts we have in the Investment Funds in the same proportion as votes cast by Contract Owners.

VOTING RIGHTS OF OTHERS

Currently, we control the Trust. Trust shares are held by other separate accounts of ours and by separate accounts of insurance companies affiliated and unaffiliated with us. Shares held by these separate accounts will probably be voted according to the instructions of the owners of insurance policies and annuity contracts issued by those insurance companies. While this will dilute the effect of the voting instructions of Contract Owners, we currently do not foresee any disadvantages arising out of this. The Trust's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that the Trust's response to any of those events insufficiently protects our Contract Owners, we will see to it that appropriate action is taken to protect our Contract Owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable Federal securities laws. To the extent that those laws or the regulations promulgated under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

PART 8:  TAX ASPECTS OF THE CONTRACT

This prospectus generally covers our understanding of the current Federal income tax rules that apply to an annuity purchased with after-tax dollars (non-qualified annuity) and some of the special tax rules that apply to fund payouts from tax-favored employer sponsored retirement plans (qualified annuity). This prospectus does not provide detailed tax information and does not address issues such as state income and other taxes or Federal gift and estate taxes. Please consult a tax adviser when considering the tax aspects of the Variable Immediate Annuity Contract.

TAX CHANGES

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of annuities. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may also affect the tax consequences to you, your joint annuitant, if any, or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted.

Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.

TAXATION OF ANNUITY PAYMENTS

Equitable Life has designed the Variable Immediate Annuity Contract to qualify as an "annuity" for purposes of Federal income tax law. The taxable portion of annuity payments is treated as ordinary income and is subject to income tax withholding. See "Federal and State Income Tax Withholding" below.

The Variable Immediate Annuity Contract is a payout annuity -- that is, funds are applied to a payment stream measured by the annuitant's (and any joint annuitant's) life, which is at least as long as any period certain elected.

The federal income tax treatment of your Variable Immediate Annuity Contract payments will depend on whether you have a "tax basis" or "investment in the contract," that is, whether you have purchased the Contract with after-tax funds. Where contributions to fund a tax-favored retirement program annuity have been made entirely with pre-tax funds, all amounts distributed from the Contract are fully taxable for federal income tax purposes. However, where a Contract has been purchased wholly or partially with after-tax funds, the owner is entitled to recover tax-free the portion of each payment attributable to these after-tax funds.

The tax-free portion of each payment is based on the ratio of the after-tax investment in the Contract, adjusted for any guaranteed period, divided by the expected number of payments, as determined in accordance with Treasury Regulations. The remainder of each payment will be taxable. Special rules apply if the variable annuity payments actually received in a year are less than the amount permitted to be recovered tax-free. After the total investment in the Contract has been recovered, subsequent payments are fully taxable. If payments cease as a result of death, a deduction for any unrecovered investment will be allowed.

Where payments are made to a Successor Owner, after the death of the Owner while the Annuitant is alive, to a joint annuitant, if any, after the death of the annuitant or to a beneficiary under a life income period certain Variable
Immediate Annuity Contract after the death of the Annuitant during the certain period, the Successor Owner or Beneficiary, as the case may be, generally receives the same income tax treatment as the Owner.

Penalty Tax

In addition to income tax, a penalty tax of 10% may apply to the taxable portion of a distribution from an annuity contract unless the distribution is (1) made on or after the date you attain age 59-1/2, (2) made on or after your death, (3) attributable to your disability, (4) is part of a series of substantially equal installments as an annuity for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and a beneficiary, or (5) payments under an immediate annuity. An immediate annuity is generally an annuity which commences payments within one year from purchase and provides for a series of substantially equal periodic payments made at least annually. We believe your annuity payments should not be subject to the 10% penalty under exception (4) or
(5) above. Since the matter is not entirely clear for variable annuity payments, you may wish to consult your tax advisor if you expect to receive any distributions prior to age 59-1/2.

SPECIAL RULES FOR TAX FAVORED RETIREMENT PROGRAMS

QUALIFIED PLANS AND TSAS

Distribution Restrictions and Penalty Taxes

Certain retirement programs have restrictions on the ability to make distributions from funds attributable to salary reduction contributions, generally until the plan participant is age 59-1/2, has died, is disabled or separated from service. Moreover, distribution from any unrestricted funds in the form of a life-contingent annuity prior to age 59-1/2 may be subject to a 10% additional income tax penalty unless the individual has separated from service. In addition, the Employee Retirement Income Security Act of 1974, as amended (ERISA), may require that benefits under the program be paid in a specified form or require spousal consent to elect another form. You should discuss with your tax or legal adviser whether the Variable Immediate Annuity Contract is an appropriate vehicle for you.

Minimum Distribution Rules

Generally a life-contingent annuity such as the Variable Immediate Annuity Contract will meet the rules requiring minimum distributions to be made from qualified plans, 403(b) arrangements, and individual retirement annuities beginning in the year the individual reaches age 70-1/2. If the individual elects a period certain on the life-contingent contract, the period certain cannot be longer than the individual's life expectancy (or joint life expectancies of the individual and a beneficiary) according to IRS tables.

IRAS

The contract is designed to qualify as an individual retirement annuity ("IRA") under Section 408(b) of the Internal Revenue Code. Your rights under the contract cannot be forfeited.

This Prospectus contains the information that the Internal Revenue Service ("IRS") requires to be disclosed to an individual before he or she purchases an IRA. This section covers some of the special tax rules that apply to individual retirement arrangements. You should be aware that an IRA is subject to certain restrictions in order to qualify for its special treatment under the Federal tax law.

Further information on IRA tax matters can be obtained from any IRS district office. Additional information regarding IRAs can be found in Internal Revenue Service Publication 590, entitled "Individual Retirement Arrangements (IRAs)," which is generally updated annually.

We have not applied for an opinion letter from the IRS approving the form of the contract as an IRA. Such IRS approval is a determination only as to form of the annuity and does not represent a determination of the merits of the annuity as an investment.

Part 6, "Deductions and Charges" of this Prospectus describes the amount and types of charges which may apply to your rollover/transfer contribution. Part 5 of this Prospectus and Part 1 of the SAI describe the method of computing payments. To the extent the individual allocates funds to the Variable Income Annuity Option (as opposed to the Fixed Income Annuity Option discussed in Part
4), growth is neither guaranteed nor projected.

Cancellation

You can cancel a contract issued as an IRA by following the directions in Part 1 under "10-day Free Look." Since there may be adverse tax consequences if a contract is cancelled (and because we are required to report to the IRS certain IRA distributions from cancelled IRAs), you should consult with a tax adviser before making any such decision.

Funding

This IRA may be funded through rollover or transfer of funds only and not through "regular" IRA contributions out of the individual's current earnings. Direct transfers may be made only from another individual retirement arrangement. Amounts may be rolled over from another individual retirement arrangement within 60 days of when the individual receives the funds (unless such funds have already been subject to rollover from one individual retirement arrangement to another at any time during the past 1-year period). Amounts may also be rolled over within 60 days of when the individual receives the funds or as a direct rollover of an "eligible rollover distribution" from a qualified plan or 403(b) arrangement. The owner of the Variable Immediate Annuity IRA must also have been the owner of the individual retirement arrangement which is the source of funds (or the qualified plan or 403(b) participant, as the case may be).

However, the Variable Immediate Annuity IRA may also be purchased through a rollover by the surviving spouse beneficiary of a deceased owner's individual retirement arrangement or qualified plan or 403(b) arrangement or by a participant or a spouse or a former spouse in a qualified domestic relations order or a transfer of an individual retirement arrangement incident to a divorce or separation decree.

After-tax contributions and amounts which are required to be distributed under the "required minimum distribution rules" discussed below applicable to individuals after they reach age 70-1/2 may not be rolled over. If amounts which are not eligible to be rolled over are in fact rolled over to the Variable Immediate Annuity IRA, they may be subject to a 6% excise tax.

Required Minimum Distributions

April 1 following the calendar year in which the individual attains age 70-1/2 is the "Required Beginning Date" -- the date on which required minimum distributions from an individual retirement arrangement are required to begin.

If the individual is past his/her required beginning date he/she may still purchase a Variable Immediate Annuity IRA, through transfer or rollover of funds; however, before the funds are transmitted to this contract, the individual must have elected a life expectancy recalculation method of calculating minimum distributions and the individual must have taken the minimum distribution for the year.

As discussed above under "Qualified Plans and TSAs - Minimum Distribution Rules," payments from the Variable Immediate Annuity IRA should meet required minimum distribution rules applicable to life contingent annuity payments, provided that life expectancy table rules are met for any period certain selected and the rules described in this section are met.

Taxation of Payments

All payments from the Variable Immediate Annuity IRA are reported as being fully taxable. If the individual has established the annuity through a direct transfer of individual retirement arrangement funds which include nondeductible contributions, it is the individual's responsibility to calculate the amount of each payment which is not subject to tax, based on filings he/she has made with the IRS and records he/she has been required to retain.

Distributions from an IRA are not entitled to the special favorable five-year averaging method (or, in certain cases, favorable ten-year averaging and long-term capital gain treatment) available in certain cases to distributions from qualified plans.

Prohibited Transaction

An IRA may not be borrowed against or used as collateral for a loan or other obligation. If the IRA is borrowed against or used as collateral, its tax-favored status will be lost as of the first day of the tax year in which the event occurred. If this happens, the individual must include in Federal gross income for that year an amount equal to the fair market value of the IRA contract as of the first day of that tax year, less the amount of any nondeductible contributions not previously paid out. Also, the early distribution penalty tax of 10% will apply if the individual has not reached age 59-1/2 before the first day of that tax year.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Equitable Life is required to withhold Federal income tax on the taxable portion of periodic annuity payments as if the payments were wages, unless the recipient elects not to be subject to income tax withholding. Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. If a recipient does not have sufficient income tax withheld or does not make sufficient estimated income tax payments, however, the recipient may incur penalties under the estimated income tax rules. Recipients should consult their tax advisers to determine whether they should elect out of withholding. Requests not to withhold Federal income tax must be made in writing prior to receiving benefits under the Variable Immediate Annuity Contract. Our Processing Office will provide forms for this purpose. No election out of withholding is valid unless the recipient provides us with the correct taxpayer identification number and a United States residence address.

Certain states have indicated that annuity income tax withholding will apply to payments from the Variable Immediate Annuity Contract made to residents. In some states, a recipient may elect out of state withholding. Generally, an election out of Federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our Processing Office at the toll-free number and consult your tax adviser.

Periodic payments are generally subject to wage-bracket type withholding (as if such payments were wages by an employer to an employee) unless the recipient elects no withholding. If a recipient does not elect out of withholding or does not specify the number of withholding exemptions, withholding will generally be made as if the recipient is married and claiming three withholding exemptions. There is an annual threshold of taxable income from periodic payments which is exempt from withholding based on this assumption. For 1996, a recipient of periodic payments (e.g., monthly or annual payments) which total less than $14,075 taxable amount will generally be exempt from Federal income tax withholding, unless the recipient specifies a different choice of withholding exemption. A withholding election may be revoked at any time and remains effective until revoked. If a recipient fails to provide a correct taxpayer identification number, withholding is made as if the recipient is single with no exemptions.

In certain cases, e.g., benefits passing to a grandchild instead of a spouse or child, withholding may also be required because of potential application of "generation skipping tax," which is a form of estate tax.

SPECIAL RULES FOR CONTRACTS ISSUED IN PUERTO RICO

Under current law Equitable Life treats income from the Variable Immediate Annuity Contract as U.S.-source. A Puerto Rico resident is subject to U.S. taxation on such U.S.-source income. Only Puerto Rico-source income of Puerto Rico residents is excludable from U.S. taxation. Income from the Variable Immediate Annuity Contract is also subject to Puerto Rico tax. The computation of the taxable portion of amounts distributed from a Variable Immediate Annuity Contract may differ in the two jurisdictions. Therefore, an individual might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income for each. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on an individual's personal situation and the timing of the different tax liabilities, an individual may not be able to take full advantage of this credit.

Please consult your tax adviser to determine the applicability of these rules to your own tax situation.

IMPACT OF TAXES TO EQUITABLE LIFE

The Contract provides that we may charge the Separate Account for taxes. We can also set up reserves for taxes.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Part 1:  Determination of Monthly Annuity Payments . . . . . . . . . . . . .  3
Part 2:  Annuity Unit Values . . . . . . . . . . . . . . . . . . . . . . . .  4
Part 3:  Custodian and Independent Accountants . . . . . . . . . . . . . . .  5
Part 4:  Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .  6

                                    APPENDIX


           EXAMPLES OF VARIABLE INCOME ANNUITY PAYMENT DETERMINATIONS,
                       INCLUDING INVESTMENT FUND TRANSFERS

The examples below show how we would determine the variable income annuity (VIA) payments for a given investment fund choice at original issue, and upon transfer from that investment fund to another after variable income annuity payments have commenced.

We assume that $100,000, net of any fee deductions that apply, were used to purchase a variable income annuity under the Common Stock investment option on 12/27/95. Based on an assumed investment return (AIR) of 5%, let us say that the resulting initial monthly payment of $800 commencing on that date, is for a Female age 75 under a Life Annuity with 10 Year Period Certain form. This payment represents, for purposes of this example, 400 Common Stock variable annuity units purchased, and is fixed for the first two payments and varies thereafter according to the Common Stock fund investment performance relative to the AIR.

We further assume that on the first anniversary of the Contract Date, 12/27/96, we receive a request for a 40% transfer of variable annuity units from the Common Stock fund to the Global fund. Note that since payments are based on an average unit value for two months prior, a change in the payments resulting from the transfer does not occur until two months after the effective date of transfer.

As of 12/27/95 (Original Issue)
-------------------------------
(1) Premium applied*                                                                              $100,000
(2) Initial monthly payment on 1/29/96                                                                 800
(3) Common Stock fund annuity unit value (12/27/95)                                                      2.00
(4) Number of Common Stock variable annuity units: (2) / (3)                                           400

As of 12/27/96 (Annuitant Election to Transfer 40% from Common Stock to Global fund)
------------------------------------------------------------------------------------
(5) Common Stock fund annuity unit value (12/27/96)                                               $       2.50
(6) Global fund annuity unit value (12/27/96)                                                             2.00
(7) Portion of annuity units transferred to Global fund: 40% x (4) x (5) / (6)                          200
(8) Remaining annuity units in Common Stock fund: 60% x (4)                                             240

As of 12/27/96 (Benefit Payment based on Annuity Units owned in October 1996)
-----------------------------------------------------------------------------
(9) Average Common Stock fund annuity unit value (October 1996)                                   $       2.25
(10) Monthly payment under Common Stock fund on 12/27/96: (4) x (9)                                     900

As of 1/27/97 (Benefit Payment based on Annuity Units owned in November 1996)
-----------------------------------------------------------------------------
(11) Average Common Stock fund annuity unit value (November 1996)                                 $       2.50
(12) Monthly payment under Common Stock fund on 1/27/97: (4) x (11)                                   1,000

As of 2/27/97 (Benefit Payment based on Annuity Units owned in December 1996)
-----------------------------------------------------------------------------
(13) Average Common Stock fund annuity unit value (December 1996)                                 $       2.75
(14) Average Global fund annuity unit value (December 1996)                                               2.25
(15) Monthly payment under Common Stock fund on 2/27/97: (8) x (13)                                     660
(16) Monthly payment under Global fund on 2/27/97: (7) x (14)                                           450
(17) Total monthly payment on 2/27/97: (15) + (16)                                                    1,110

* After deduction of 6% sales charge and $350 administrative expense charge.

Annuity Unit Values shown in the above example are hypothetical and used for illustrative purposes only. The example is not a representation or projection of the amount of annuity payments that would actually be received under the Contract.

35964

                           VARIABLE IMMEDIATE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION
                            DATED ____________, 1997


--------------------------------------------------------------------------------


             Variable Immediate Annuity Contract Funded Through the
                     Investment Funds of Separate Account A

o MONEY MARKET          o GROWTH & INCOME         ASSET ALLOCATION SERIES:
o INTERMEDIATE          o EQUITY INDEX            o CONSERVATIVE INVESTORS
    GOVERNMENT          o COMMON STOCK            o BALANCED
    SECURITIES          o GLOBAL                  o GROWTH INVESTORS
o QUALITY BOND          o INTERNATIONAL
o HIGH YIELD            o AGGRESSIVE STOCK


                                   ISSUED BY:
            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


--------------------------------------------------------------------------------

     Home Office:               1290 Avenue of the Americas, New York, NY  10104
     Processing Office:         P.O. Box 2494, New York, NY  10116-2494

--------------------------------------------------------------------------------

This statement of additional information (SAI) is not a prospectus. It should be read in conjunction with the Separate Account A prospectus for the Variable Immediate Annuity Contract, dated ___________, 1997. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Processing Office, by calling 1-800-245-1230, toll-free, or by contacting your Equitable Life Agent.

--------------------------------------------------------------------------------

                   Copyright 1997 The Equitable Life Assurance
                        Society of the United States, New
                         York, New York 10019 All rights
                                    reserved.
                                    888-1120
                                                                 Cat. No. 127225

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Part 1        Determination of Monthly Annuity Payments                       3
--------------------------------------------------------------------------------

Part 2        Annuity Unit Values                                             4
--------------------------------------------------------------------------------

Part 3        Custodian and Independent Accountants                           5
--------------------------------------------------------------------------------

Part 4        Financial Statements                                            6
--------------------------------------------------------------------------------

PART 1 -- DETERMINATION OF MONTHLY ANNUITY PAYMENTS

Payments start one month following the date we receive your premium payment.

The amount of the first two monthly annuity payments is the same, as shown on the Data Pages in your Contract, and is the sum of the initial Variable Income Annuity Option payment amount and any Fixed Income Annuity Option payment amount. Each subsequent monthly payment will be the sum of any Fixed Income Annuity Option and the Variable Income Annuity Option payment, determined as follows:

    (a) Each Fixed Income Annuity Option payment will be made at the same amount, as shown on the Data Pages.

    (b) The amount of the third and each subsequent monthly Variable Income Annuity Option payment will be (1) the number of Annuity Units held in each of the selected Investment Funds as of the effective date of payment multiplied by (2) the Average Annuity Unit Value (see below) for the selected Investment Fund, for the second calendar month immediately preceding the due date of the payment.

The amounts of Variable Income Annuity Option payments are determined as follows:

        The first two payments depend on the AIR and the form of annuity chosen (and any fixed period). Since the annuity involves a life contingency, the risk class and the age of the Annuitants will affect payments.

        The third and subsequent monthly Variable Income Annuity Option payments may increase or decrease in amount, depending on whether the actual rate of net investment return (after charges) of the applicable Investment Fund is higher or lower than the Assumed Base Rate of Net Investment Return, or AIR, shown on the Data Pages. Payments will not be increased or decreased in amount because of mortality or Contract expense.

        The number of units is calculated by dividing the first monthly payment by the annuity unit value on the Business Day the premium is received. The average annuity unit value is the average of the annuity unit values for that month.

PART 2 -- ANNUITY UNIT VALUES

The Annuity Unit Value for the Variable Immediate Annuity Contract was fixed on ____________, 1996 at $______ and $______ for contracts with assumed base rates of net investment return of 5% and 3-1/2% a year, respectively. For each Valuation Period, it is the Annuity Unit Value for the immediately preceding Valuation Period multiplied by the Adjusted Net Investment Factor under the contract.

The Net Investment Factor is defined as (a / b) - c where:

    (a) is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the Valuation Period before giving effect to any amounts allocated to or withdrawn from the Investment Fund for the Valuation period. For this purpose, we use the share value reported to us by The Hudson River Trust. This share value is after deduction for investment advisory fees and direct expenses of The Hudson River Trust.

    (b) is the value of the Investment Fund's shares of the corresponding Portfolio at the end of the preceding Valuation Period (after any amounts allocated or withdrawn for that Valuation Period).

    (c) is the daily Separate Account asset charges for the expenses and risks of the Contract times the number of calendar days in the Valuation Period, plus any charge for taxes or amounts set aside as a reserve for taxes.

For each Valuation Period, the Adjusted Net Investment Factor is equal to the Net Investment Factor reduced for each day in the Valuation Period by:

    o .00013366 of the Net Investment Factor for a contract with an assumed base rate of net investment return of 5% a year; or

    o .00009425 of the Net Investment Factor for a contract with an assumed base rate of net investment return of 3-1/2%.

Because of this adjustment, the Annuity Unit Value rises and falls depending on whether the actual rate of net investment return (after charges) is higher or lower than the assumed base rate. The Average Annuity Unit Value for a calendar month is equal to the average of the Annuity Unit Values for such month.

All Contracts have a 5% assumed base rate of net investment return, except in states where that rate is not permitted. Annuity payments under Contracts with an assumed base rate of 3-1/2% will at first be smaller than those under Contracts with a 5% assumed base rate. Payments under the 3-1/2% Contracts, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those under 5% Contracts.

Illustration of Changes in Annuity Unit Values. Assume that the net premium paid for a Contract is enough to fund a Variable Immediate Annuity Contract with a monthly payment of $100 and that the Annuity Unit Value of the Investment Fund for the Valuation Period that includes the due date of the first annuity payment is $3.74. The number of annuity units credited under the Contract would be 26.74 (100 divided by 3.74 = 26.74). Based on an average annuity unit value of $3.56 in October 1995, the annuity payment due in December 1995 would be $95.19 (the number of units (26.74) times $3.56).

PART 3 -- CUSTODIAN AND INDEPENDENT ACCOUNTANTS

Equitable Life is the custodian for shares of the Trust owned by the Separate Account.

The financial statements of the Separate Account and of Equitable Life included in this SAI have been audited for the years ended December 31, 1996 and December 31, 1995 by Price Waterhouse LLP, as stated in their reports. The financial statements of the Separate Account and of Equitable Life for the years ended December 31, 1996 and December 31, 1995 included in this SAI have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

PART 4 -- FINANCIAL STATEMENTS

The consolidated financial statements of The Equitable Life Assurance Society of the United States included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the Contracts.




36776

                                     PART C

                                OTHER INFORMATION
                                -----------------

Item 24.        Financial Statements and Exhibits
                ---------------------------------

                (a)   Financial Statements included in Part B.*

                 1.   Separate Account A:
                      -------------------
                      - Report of Independent Accountants; Price Waterhouse LLP
                      - Statements of Assets and Liabilities for the Year Ended
                        December 31, 1996;
                      - Statements of Operations for the Year Ended December 31,
                        1996;
                      - Statements of Changes in Net Assets for the Years Ended
                        December 31, 1996 and 1995;
                      - Notes to Financial Statements;

                 2.   The Equitable Life Assurance Society of the United States:
                      ----------------------------------------------------------
                      - Report of Independent Accountants; Price Waterhouse LLP
                      - Consolidated Balance Sheets as of December 31, 1996 and
                        1995;
                      - Consolidated Statements of Earning for Years Ended
                        December 31, 1996, 1995 and 1994;
                      - Consolidated Statements of Cash Flows for Years Ended
                        December 31, 1996, 1995 and 1994; and
                      - Notes to Consolidated Financial Statements.

                (b)   Exhibits.

                The following exhibits are filed herewith:

                 1.   (a)      Resolutions of the Board of Directors of The
                               Equitable Life Assurance Society of the
                               United States ("Equitable") authorizing the establishment of the Registrant.

                      (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account.

                 2.   Not applicable.

                 3. Sales Agreement among Equitable, Separate Account A and Equico Securities, Inc. (name changed to EQ Financial Consultants, Inc.) as principal underwriter for The Hudson River Trust.

                 4.   Forms of variable immediate annuity contracts.

                 5.   Form of application.

                 6.   (a)  Copy of the Restated Charter of Equitable, adopted
                           August 6, 1992.

                      (b) Copy of the Certificate of Amendment of the Restated Charter of Equitable, adopted November 18, 1993.

                      (c)  By-Laws of Equitable, as amended through July 22,
                           1992.

                 7.   Not applicable.

                 8.   Not applicable.

                 9. Form of Opinion and Consent of Hope E. Rosenbaum-Werner, Esq., Vice President and Counsel of Equitable, as to the legality of the securities being registered.

                10.   Powers of Attorney.

                11.   Not applicable.

                12.   Not applicable.

                13.   Not applicable.


-------------------------
*To be filed by pre-effective amendment.

Item 25.      Directors and Officers of Equitable
              -----------------------------------

              Set forth below is information regarding the directors and principal officers of Equitable. Equitable recently changed its main address from 787 Seventh Avenue, New York, New York 10019, to 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by one asterisk is 787 Seventh Avenue, and by two asterisks is 1290 Avenue of the Americas.

NAME AND PRINCIPAL                                        POSITIONS AND OFFICES
BUSINESS ADDRESS                                          WITH EQUITABLE
----------------                                          --------------

DIRECTORS
---------

 Claude Bebear                                            Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France

 Christopher J. Brocksom                                  Director
 AXA Equity & Law
 Amersham Road
 High Wycombe
 Bucks HP 13 5 AL, England

 Francoise Colloc'h                                       Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France

 Henri de Castries                                        Director
 AXA S.A.
 23, Avenue Matignon
 75008 Paris, France

 Joseph L. Dionne                                         Director
 The McGraw-Hill Companies
 1221 Avenue of the Americas
 New York, NY 10020

 William T. Esrey                                         Director
 Sprint Corporation
 P.O. Box 11315
 Kansas City, MO 64112

NAME AND PRINCIPAL                                        POSITIONS AND OFFICES
BUSINESS ADDRESS                                          WITH EQUITABLE
----------------                                          --------------

 Jean-Rene Fourtou                                        Director
 Rhone-Poulenc S.A.
 25 Quai Paul Doumer
 92408 Courbevoie Cedex
 France

 Norman C. Francis                                        Director
 Xavier University of Louisiana
 7325 Palmetto Street
 New Orleans, LA 70125

 Donald J. Greene                                         Director
 LeBouef, Lamb, Greene & MacRae
 125 West 55th Street
 New York, NY 10019-4513

 John T. Hartley                                          Director
 Harris Corporation
 1025 NASA Boulevard
 Melbourne, FL 32919

 John H.F. Haskell, Jr.                                   Director
 Dillon, Read & Co., Inc.
 535 Madison Avenue
 New York, NY 10022

 Mary R. (Nina) Henderson                                 Director
 CPC International, Inc.
 International Plaza
 PO Box 8000
 Englewood Cliffs, NJ  07632-9976

 W. Edwin Jarmain                                         Director
 Jarmain Group Inc.
 121 King Street West
 Suite 2525
 Toronto, Ontario M5H 3T9,
 Canada

 G. Donald Johnston, Jr.                                  Director
 184-400 Ocean Road
 John's Island
 Vero Beach, FL 32963

 Winthrop Knowlton                                        Director
 Knowlton Brothers, Inc.
 530 Fifth Avenue
 New York, NY 10036

NAME AND PRINCIPAL                                        POSITIONS AND OFFICES
BUSINESS ADDRESS                                          WITH EQUITABLE
----------------                                          --------------

 Arthur L. Liman                                          Director
 Paul, Weiss, Rifkind, Wharton &
   Garrison
 1285 Avenue of the Americas
 New York, NY 10019

 George T. Lowy                                           Director
 Cravath, Swaine & Moore
 825 Eighth Avenue
 New York, NY 10019

 Didier Pineau-Valencienne                                Director
 Schneider S.A.
 64-70 Avenue Jean-Baptiste Clament
 96646 Boulogne-Billancourt Cedex
 France

 George J. Sella, Jr.                                     Director
 P.O. Box 397
 Newton, NJ 07860

 Dave H. Williams                                         Director
 Alliance Capital Management
   Corporation
 1345 Avenue of the Americas
 New York, NY 10105

OFFICER-DIRECTORS
-----------------

*James M. Benson                          President, Chief Executive Officer
                                          and Director

*William T. McCaffrey                     Senior Executive Vice President,
                                          Chief Operating Officer and Director


*Joseph J. Melone                         Chairman of the Board and Director

OTHER OFFICERS
--------------

**A. Frank Beaz                           Senior Vice President

**Leon B. Billis                          Senior Vice President

 *Harvey Blitz                            Senior Vice President and Deputy
                                          Chief Financial Officer

 *Kevin R. Byrne                          Vice President and Treasurer

 *Jerry M. de St. Paer                    Executive Vice President

**Gordon G. Dinsmore                      Senior Vice President

NAME AND PRINCIPAL                        POSITIONS AND OFFICES
BUSINESS ADDRESS                          WITH EQUITABLE
----------------                          --------------

 *Alvin H. Fenichel                       Senior Vice President and Controller

**Paul J. Flora                           Senior Vice President and Auditor

 *Robert E. Garber                        Executive Vice President and General
                                          Counsel

**Donald R. Kaplan                        Senior Vice President and Chief
                                          Compliance Officer and Associate
                                          General Counsel

 *Michael S. Martin                       Senior Vice President

 *Peter D. Noris                          Executive Vice President and Chief
                                          Investment Officer

**Anthony C. Pasquale                     Senior Vice President

**Pauline Sherman                         Vice President, Secretary and
                                          Associate General Counsel

**Samuel B. Shlesinger                    Senior Vice President

**Richard V. Silver                       Senior Vice President and Deputy
                                          General Counsel


 *Jose Suquet                             Executive Vice President and Chief
                                          Agency Officer

 *Stanley B. Tulin                        Senior Executive Vice President and
                                          Chief Financial Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance
         ----------------------------------------------------------------
         Company or Registrant
         ---------------------

         Separate Account A of The Equitable Life Assurance Society of the United States (the "Separate Account") is a separate account of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

         The largest stockholder of the Holding Company is AXA S.A. At November 30, 1996 AXA S.A. beneficially owned approximately 61% of the Holding Company's outstanding common stock plus convertible preferred stock. AXA S.A. is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                  --------------------------------------------

The Equitable Companies Incorporated (1991) (Delaware)
------------------------------------

      Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (44.1%)
      ----------------------------------
           (See Addendum for subsidiaries)

      The Equitable Life Assurance Society of the United States (l859)
      ---------------------------------------------------------
           (New York) (a)(b)

           The Equitable of Colorado, Inc. (l983) (Colorado)
           -------------------------------

           Equitable Variable Life Insurance Company (l972) (New York) (a)
           -----------------------------------------

                FHJV Holdings, Inc. (1990) (Delaware)
                -------------------

                EVLICO, INC. (1995) (Delaware)
                ------------

                EVLICO East Ridge, Inc. (1995) (Delaware)
                -----------------------

                GP/EQ Southwest, Inc. (1995) (Texas) (5.86%)
                ---------------------

                Franconom, Inc. (1985) (Pennsylvania)
                ---------------

           Frontier Trust Company (1987) (North Dakota)
           ----------------------

           Gateway Center Buildings, Garage and Apartment Hotel, Inc. (inactive)
           ----------------------------------------------------------
           (pre-l970) (Pennsylvania)

           Equitable Deal Flow Fund, L.P.
           ------------------------------

                Equitable Managed Assets (Delaware)
                ------------------------

           EREIM LP Associates (99%)
           -------------------------

                EML Associates, L.P. (19.8%)
                ----------------------------

          Alliance Capital Management L.P. (2.71% limited partnership interests)
          ----------------------------------------------------------------------
          ACMC, Inc. (1991) (Delaware)
          ----------

                Alliance Capital Management L.P. (1988) (Delaware)
                --------------------------------
                    (46.7% limited partnership interests)

           EVCO, Inc. (1991) (New Jersey)
           ----------

           EVSA, Inc. (1992) (Pennsylvania)
           ----------

           Prime Property Funding, Inc. (1993) (Delaware)
           ----------------------------

           Wil Gro, Inc. (1992) (Pennsylvania)
           -------------

           Equitable BJVS, Inc. (1992) (California)
           --------------------

           Equitable Rowes Wharf, Inc. (1995) (Massachusetts)
           ---------------------------

-----------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

------------------------------------
      The Equitable Life Assurance Society of the United States (cont.)
      ---------------------------------------------------------

           GP/EQ Southwest, Inc. (1995) (Texas) (94.132%)
           ---------------------

           Fox Run, Inc. (1994) (Massachusetts)
           -------------

           Equitable Underwriting and Sales Agency (Bahamas) Limited (1993)
           ---------------------------------------------------------
           (Bahamas)

           CCMI Corporation (1994) (Maryland)
           ----------------

           FTM Corporation (1994) (Maryland)
           ---------------

           HVM Corporation (1994) (Maryland)
           ---------------

           STCS, Inc. (1992) (Delaware)
           ----------

           Camelback JVS, Inc. (1995) (Arizona)
           -------------------

           Equitable Holding Corporation (1985) (Delaware)
           -----------------------------

               EQ Financial Consultants, Inc. (formerly Equico Securities, Inc.)
               ------------------------------
               (l97l)(Delaware) (a) (b)

               ELAS Securities Acquisition Corp. (l980) (Delaware)
               ---------------------------------

               Equitable Realty Assets Corporation (l983) (Delaware)
               -----------------------------------

               100 Federal Street Funding Corporation (Massachusetts)
               --------------------------------------

               100 Federal Street Realty Corporation (Massachusetts)
               -------------------------------------

               EquiSource of New York, Inc. (formerly Traditional Equinet
               ----------------------------
               Business Corporation of New York) (1986) (New York)
               (See Addendum for subsidiaries.)

               Equitable Casualty Insurance Company (l986) (Vermont)
               ------------------------------------

               EREIM LP Corp. (1986) (Delaware)
               --------------

                      EREIM LP Associates (1%)
                      ------------------------

                           EML Associates (.02%)
                           ---------------------

                Six-Pac G.P., Inc. (1990) (Georgia)
                ------------------

                Equitable Distributors, Inc. (1988) (Delaware) (a)
                ----------------------------

                Equitable JVS, Inc. (1988) (Delaware)
                -------------------

----------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

------------------------------------
      The Equitable Life Assurance Society of the United States (cont.)
      ---------------------------------------------------------
           Equitable Holding Corporation (cont.)
           -----------------------------

                      Astor/Broadway Acquisition Corp. (1990) (New York)
                      --------------------------------

                      Astor Times Square Corp. (1990) (New York)
                      ------------------------

                      PC Landmark, Inc. (1990) (Texas)
                      -----------------

                      Equitable JVS II, Inc. (1994) (Maryland)
                      ----------------------

                      EJVS,Inc. (1995) (New Jersey)
                      ---------

                Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EHC)
                ----------------------------------
                (Delaware) (36.1%) (See Addendum for subsidiaries)

                JMR Realty Services, Inc. (1994) (Delaware)
                -------------------------

                Equitable Investment Corporation (l97l) (New York)
                --------------------------------

                      Stelas North Carolina Limited Partnership (50% limited
                      -----------------------------------------
                      partnership interest) (l984)

                      EQ Services, Inc. (1992) (Delaware)
                      -----------------

                      Equitable Agri-Business, Inc. (1984) (Delaware)
                      -----------------------------

                      Alliance Capital Management Corporation (l991) (Delaware)
                      ---------------------------------------
                      (b) (See Addendum for subsidiaries)

                      Equitable Capital Management Corporation (l985)
                      ----------------------------------------
                      (Delaware) (b)

                           Alliance Capital Management L.P. (1988) (Delaware)
                           --------------------------------
                           (14.67% limited partnership interests)

                      Equitable JV Holding Corporation (1989) (Delaware)
                      --------------------------------

                      Equitable Real Estate Investment Management, Inc. (l984)
                      -------------------------------------------------
                      (Delaware) (b)

                           Equitable Realty Portfolio Management, Inc. (1984)
                           -------------------------------------------
                           (Delaware)

                                EQK Partners (100% general partnership interest)
                                ------------

                           Compass Management and Leasing Co. (formerly known as
                           ---------------------------------
                                EREIM, Inc.) (l984) (Colorado)

                           Equitable Real Estate Capital Markets, Inc. (1987)
                           -------------------------------------------
                           (Delaware) (a)

-------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

------------------------------------
      The Equitable Life Assurance Society of the United States (cont.)
      ---------------------------------------------------------
           Equitable Holding Corporation (cont.)
           -----------------------------
                Equitable Investment Corporation (cont.)
                --------------------------------
                      Equitable Real Estate Investment Management, Inc. (cont.)
                      -------------------------------------------------

                           EQ Realty Associates-V, Inc. (1987) (Delaware)
                           ----------------------------

                           EPPNLP Corp. (1987) (Delaware)
                           ------------

                           Equitable Pacific Partners Corp. (1987) (Delaware)
                           --------------------------------

                                Equitable Pacific Partners Limited Partnership
                                ----------------------------------------------

                           EREIM Managers Corp. (1986) (Delaware)
                           --------------------

                                ML/EQ Real Estate Portfolio, L.P.
                                ---------------------------------

                                     EML Associates, L.P. (80%)
                                     --------------------------

                           Compass Retail, Inc. (1990) (Delaware)
                           --------------------

                           Compass Management and Leasing, Inc. (1991)
                           ------------------------------------
                                (Delaware)

                                CJVS, Inc. (1994) (Delaware)
                                ----------

                                Compass Cayman (1996) (Cayman Islands)
                                --------------

                                Compass Management and Leasing (UK) Limited
                                ------------------------------

                           Column Financial, Inc. (1993) (Delaware) (50%)
                           ----------------------

                           Buckhead Strategic Corp. (1994) (Delaware)
                           ------------------------

                                Buckhead Strategic Fund L.P.
                                ----------------------------

                                     BH Strategic Co. I, L.P.
                                     ------------------------

                                     BH Strategic Co. II, L.P.
                                     -------------------------

                                     BH Strategic Co. III, L.P.
                                     --------------------------

                                     BH Strategic Co. IV, L.P.
                                     -------------------------

                           Community Funding, Inc. (1994) (Delaware)
                           -----------------------

                                Community Mortgage Fund, L.P. (1994) (Delaware)
                                -----------------------------

                           Buckhead Strategic Corp., II (1995) (Delaware)
                           ----------------------------

                                Buckhead Strategic Fund L.P. II
                                -------------------------------

------------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

      ---------------------------------------------------------
           Equitable Holding Corporation (cont.)
           -----------------------------
                Equitable Investment Corporation (cont.)
                --------------------------------
                      Equitable Real Estate Investment Management, Inc. (cont.)
                      -------------------------------------------------

                                     Buckhead Co. III, L.P.
                                     ----------------------

                                           HYDOC, L.L.C.
                                           -------------

                          Equitable Real Estate Hyperion Capital Advisors L.L.C.
                          ------------------------------------------------------

---------
(a) Registered Broker/Dealer     (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                  --------------------------------------------


                      ADDENDUM - NON-REAL ESTATE SUBSIDIARY
                        OF EQUITABLE HOLDING CORPORATION
                       HAVING MORE THAN FIVE SUBSIDIARIES
                  --------------------------------------------

EquiSource of New York, Inc.(formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not produced by Equitable:

      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988) (Massachusetts) EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                  --------------------------------------------

                  ADDENDUM - OTHER NON-REAL ESTATE SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES
                   ------------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and
----------------------------------
approximately 60 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

             Donaldson, Lufkin & Jenrette, Inc. (1985) (Delaware)
             ----------------------------------
                      Donaldson, Lufkin & Jenrette Securities Corporation (1985)
                      ---------------------------------------------------
                        (Delaware) (a) (b)
                           Wood, Struthers & Winthrop Management Corporation
                           -------------------------------------------------
                           (1985) (Delaware) (b)

                       Autranet, Inc. (1985) (Delaware) (a)
                       --------------
                       DLJ Real Estate, Inc.
                       ---------------------

                       DLJ Capital Corporation (b)
                       -----------------------

                       DLJ Mortgage Capital, Inc. (1988) (Delaware)
                       --------------------------------------------

                             Column Financial, Inc.(1993) (Delaware) (50%)
                             ----------------------

Alliance Capital Management Corporation has the following subsidiaries:
---------------------------------------

             Alliance Capital Management Corporation (1991) (Delaware) (b)
             ---------------------------------------

                       Alliance Capital Management L.P. (1988) (Delaware) (b)
                       --------------------------------

                            Alliance Capital Management Corporation of Delaware,
                            ----------------------------------------------------
                                  Inc. (Delaware)
                                  ----
                                  Alliance Fund Services, Inc. (Delaware)
                                  ----------------------------
                                  Alliance Capital Management (Japan), Inc.
                                  -----------------------------------------
                                  (formerly Alliance Capital Mgmt. Intl.)

                                  Alliance Fund Distributors, Inc. (Delaware)(a)
                                  --------------------------------
                                  Alliance Oceanic Corp. (Delaware) (formerly
                                  ----------------------
                                  Alliance Capital, Ltd.)

                                  Alliance Capital Management Australia Pty.
                                  ------------------------------------------
                                       Ltd. (Australia)
                                       ----
                                  Meiji - Alliance Capital Corp.
                                  ------------------------------
                                       (Delaware) (50%)

                                  Alliance Capital (Luxembourg) S.A. (99.98%)
                                  ----------------------------------
                                  Alliance Southern Europe Corp. (Delaware)
                                  ------------------------------
                                  (inactive)
                                  Alliance Barra Research Institute, Inc.
                                  ---------------------------------------
                                  (Delaware) (50%)
                                  Alliance Capital Management Canada, Inc.
                                  ----------------------------------------
                                  (Canada) (99.99%)
                                  Alliance Capital Management Limited (United
                                  -----------------------------------
                                  Kingdom)
                                       Pastor Alliance Gestora de Fondas de
                                       ------------------------------------
                                       Pensiones, S.A. (Spain) (50%)
                                       ---------------
                                       Dementional Asset Management, Ltd. (U.K.)
                                       ----------------------------------
                                       Dementional Trust Management, Ltd. (U.K.)
                                       ----------------------------------
                                 Alliance Capital Global Derivatives Corp.
                                 -----------------------------------------
                                 (Delaware)

                                 Alliance Corporate Finance Group, Inc.
                                 --------------------------------------
                                 (Delaware)

------------
(a) Registered Broker/Dealer             (b) Registered Investment Advisor

3ND_
38380

                                 AXA GROUP CHART
                                 ---------------

The information listed below is dated as of January 1, 1996; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.

                 AXA INSURANCE AND REINSURANCE BUSINESS HOLDING
                 ----------------------------------------------

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Axa Assurances Iard                                France                  96.9%

Axa Assurances Vie                                 France                  100% by Axa and Uni Europe Vie

Uni Europe Assurance                               France                  100% by Axa and Axa Assurances Iard

Uni Europe Vie                                     France                  99.3% by Axa and Axa Assurances Iard

Alpha Assurances Vie                               France                  100%

Axa Direct                                         France                  100%

Direct Assurances Iard                             France                  100% by Axa Direct

Direct Assurance Vie                               France                  100% by Axa Direct

Axa Direkt Versicherung A.G.                       Germany                 100% owned by Axa Direct

Axiva                                              France                  90.3%

Defense Civile                                     France                  95%

Societe Francaise d'Assistance                     France                  51.2% by Axa Assurances Iard

Monvoisin Assurances                               France                  99.92% by different companies and Mutuals

Societe Beaujon                                    France                  100%

Lor Finance                                        France                  99.9%

Jour Finance                                       France                  100% by different companies

Compagnie Auxiliaire pour le Commerce et           France                  100% by Societe Beaujon
l'Industrie

C.F.G.A.                                           France                  99.96% owned by the mutuals and Finaxa

Saint Bernard Diffusion                            France                  89.9%

Sogarep                                            France                  95%, (100% with the mutuals)

Argovie                                            France                  100% by Axiva and SCA Argos

Finargos                                           France                  66.4% owned by Axiva

Astral                                             France                  100% by Uni Europe Assurance

Argos                                              France                  N.S.

Finaxa Belgium                                     Belgium                 100%

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Axa Belgium                                        Belgium                 18.5% by Axa(SA) and 72.5% by Finaxa Belgium

De Kortrijske Verzekering                          Belgium                 99.8%

Juris                                              Belgium                 100%

Finaxa Luxembourg                                  Luxembourg              100%

Axa Assurance IARD Luxembourg                      Luxembourg              99.4%

Axa Assurance Vie Luxembourg                       Luxembourg              99.4%

Axa Aurora                                         Spain                   50%

Aurora Polar SA de Seguros y Reaseguros            Spain                   99.8% owned by Axa Aurora

Axa Vida SA de Seguros y Reaseguros                Spain                   99.8% owned by Axa Aurora

Axa Gestion de Seguros y Reaseguros                Spain                   100% owned by Axa Aurora

Axa Assicurazioni                                  Italy                   100%

Eurovita                                           Italy                   30% owned by Axa Assicurazioni

Axa Equity & Law plc                               U.K.                    99.9%

Axa Equity & Law Life Assurance Society            U.K.                    100% by Axa Equity & Law plc

Axa Equity & Law International                     U.K.                    100% owned by Axa Equity & Law plc


Axa Equity & Law Levensverzekeringen               Netherlands             100% by Axa Equity & Law plc

Axa Insurance                                      U.K                     100%

Axa Global Risks                                   U.K                     100% by Axa and Uni Europe Assurance

Axa U.K.                                           U.K.                    100%

Axa Canada                                         Canada                  100%

Boreal Insurance                                   Canada                  100% owned by AXA Canada

Axa Assurances Inc                                 Canada                  100% owned by Axa Canada

Axa Insurance Inc                                  Canada                  100% owned by Axa Canada

Anglo Canada General Insurance Cy                  Canada                  100% owned by Axa Canada

Axa Pacific Insurance                              Canada                  100% by Boreal Insurance

Boreal Assurances Agricoles                        Canada                  100% by Boreal Insurance

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Sime Axa Berhad                                    Malaysia                30%

Axa Sime Investment Holdings Pte Ltd               Singapore               50%

Axa Sime Assurance                                 Hong Kong               100% owned by Axa Sime Invt. Holdings Pte
                                                                           Ltd

Axa Sime Assurance                                 Singapore               100% owned by Axa Sime Invt Holdings Pte Ltd

Axa Life Insurance                                 Hong Kong               100%

PT Asuransi Axa Indonesia                          Indonesia               80%

Equitable Cies Incorp.                             U.S.A.                  60.6% owned by Axa, 44.4% Financiere 45,
                                                                           3.8%, Lorfinance 7.6% and Axa Equity & Law
                                                                           Life Association Society 4.8%

Equitable Life Assurance of the USA                U.S.A.                  100% owned by Equitable Cies Inc

National Mutual Holdings Ltd                       Australia               51%

The National Mutual Life Association of            Australia               100% owned by National Mutual Holdings Ltd
Australasia Ltd

National Mutual International Pty Ltd                                      74% owned by National Mutual Holdings Ltd
                                                                           and 26% by The National Mutual Life
                                                                           Association of Australasia

National Mutual (Bermuda) Ltd                      Australia               100% owned by National Mutual International
                                                                           Pty Ltd

National Mutual Asia Ltd                           Bermudas                54% owned by National Mutual (Bermuda) Ltd
                                                                           and 20% by Delta Ltd

National Mutual Funds Management (Global) Ltd      Australia               100% owned by National Mutual Holdings Ltd

National Mutual Funds Management North             USA                     100% owned by National Mutual Funds
America Holdings Inc                                                       Management (Global) Ltd

Australian Casualty & Life Ltd                     Australia               100% owned by National Mutual Holdings Ltd

National Mutual Health Insurance Pty Ltd           Australia               100% owned by National Mutual Holdings Ltd

Axa Reassurance                                    France                  100%

Axa Re Finance                                     France                  100% owned by Axa Reassurance

Axa Re Vie                                         France                  100% owned by Axa Reassurance

Axa Cessions                                       France                  100%

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Abeille Reassurances                               France                  100% owned by Axa Reassurance

Axa Re Mexico                                      Mexico                  100% owned by Axa Reassurance

Axa Re Asia                                        Singapore               100% owned by Axa Reassurance

Axa Re U.K. Plc                                    U.K.                    100% owned by Axa Re U.K. Holding

Axa Re U.K. Holding                                U.K.                    100% owned by Axa Reassurance

Axa Re U.S.A.                                      U.S.A                   100% owned by Axa America


Axa America                                        U.S.A.                  100% owned by Axa Reassurance

International Technology Underwriters Inc          U.S.A.                  80% owned by Axa America
(INTEC)

Axa Re Life                                        U.S.A.                  100% owned by Axa Re Vie

C.G.R.M.                                           Monaco                  100% by Axa Reassurance

Axa Life Insurance                                 Japan                   100% owned by Axa

Dongbu Axa Life Insurance Co Ltd                   Korea                   50%

Axa Oyak Hayat Sigota                              Turkey                  60%

Oyak Hayat Sigorta                                 Turkey                  11%

                             AXA FINANCIAL BUSINESS
                             ----------------------

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Compagnie Financiere de Paris (C.F.P.)             France                  96.9%, (100% with the Mutuals)

Axa Banque                                         France                  98.7% owned by C.F.P.

Financiere 78                                      France                  100% owned by C.F.P.

Axa Credit                                         France                  65% owned by C.F.P.

Axa Gestion Interessement                          France                  100% owned by C.F.P.

Compagnie Europeenne de Credit (C.E.C.)            France                  100% owned by C.F.P.

Fidei                                              France                  20.7% owned by C.F.P. and 10.8% by Axamur

Meeschaert Rousselle                               France                  100% owned by Financiere 78

M R Futures SNC                                    France                  59% by Meeschaert Rousselle

Opale Derivee Bourse                               France                  89.4% by M.R. Futures and Meeschaert
                                                                           Rousselle

Anjou Courtage                                     France                  70% owned by Meeschaert Rousselle

Axiva Gestion                                      France                  100% owned by Axiva

Juri Creances                                      France                  100% by different companies

Societe de Placements Selectionnes S.P.S.          France                  99.3% with the Mutuals

Presence et Initiative                             France                  73% with the Mutuals

Vamopar                                            France                  100% owned by Societe Beaujon

Financiere Mermoz                                  France                  100%

Axa Asset Management Europe                        France                  100%

Axa Asset Management Partenaires                   France                  100% owned by Axa Asset Management Europe

Axa Asset Management Conseils                      France                  100% owned by Axa Asset Management Europe

Axa Asset Management Distribution                  France                  100% owned by Axa Asset Management Europe

Axa Equity & Law Home Loans                        U.K.                    100% owned by Axa Equity & Law

Axa Equity & Law Commercial Loans                  U.K.                    100% owned by Axa Equity & Law

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Alliance Capital Management                        U.S.A.                  59% held by ELAS

Donaldson Lufkin & Jenrette                        U.S.A.                  36.1% owned by ELAS and 44.1% by Equitable
                                                                           Cies Inc

Cogefin                                            Luxembourg              100% owned by Axa Belgium

Soflinter                                          Beligium                100% owned by Axa Belgium

Financiere 45                                      France                  99.6%

Mofipar                                            France                  99.76% owned by Societe Beaujon

ORIA                                               France                  100% owned by Axa Millesimes

Axa Oeuvres d'Art                                  France                  100% by the Mutuals

Axa Cantenac Brown                                 France                  100%

Colisee Acti Finance 1                             France                  100% owned by Societe Beaujon

Colisee Acti Finance 2                             France                  100% owned by Axa Assurances Iard Mutuelle

Participations 2001                                France                  100% owned by Societe Beaujon

Finalor                                            France                  100% owned by Societe Beaujon

                            AXA REAL ESTATE BUSINESS
                            ------------------------

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
C.I.P.M.                                           France                  97.6% with the Mutuals

Fincosa                                            France                  100% owned by C.I.P.M.

Prebail                                            France                  100% owned by Societe Beaujon and C.F.P.

Axamur                                             France                  100% by different companies and mutuals

Parigest                                           France                  100% by the Mutuals, C.I.P.M. and Fincosa

Parimmo                                            France                  100% by the insurance companies and the
                                                                           mutuals

S.G.C.I.                                           France                  100% with the Mutuals

Transaxim                                          France                  99.4% owned by S.G.C.I.

Compagnie Parisienne de Participations             France                  100% owned by S.G.C.I.

Monte Scopeto                                      France                  100% owned by C.P.P.

Matipierre                                         France                  100% by different companies

Securimmo                                          France                  87% by different companies and mutuals

Paris Orleans                                      France                  99.9% by different companies

Colisee Bureaux                                    France                  99.4% by different companies

Colisee Premiere                                   France                  99.9% by different companies

Colisee Laffitte                                   France                  99.8% by Colisee Bureaux

Carnot Laforge                                     France                  100% by Colisee Premiere

Parc Camoin                                        France                  100% by Colisee Premiere

Delta Point du Jour                                France                  100% owned by Matipierre

Paroi Nord de l'Arche                              France                  100% owned by Matipierre

Falival                                            France                  100% owned by Axa Reassurance

Compagnie du Gaz d'Avignon                         France                  99% owned by Axa Assurances Iard

Ahorro Familiar                                    France                  40.1% owned by Axa Assurances Iard

Fonciere du Val d'Oise                             France                  100% owned by C.P.P.

Sodarec                                            France                  99.9% owned by C.P.P.

Centrexpo                                          France                  99.9% owned by C.P.P.

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
Fonciere de la Vile du Bois                        France                  99.6% owned by Centrexpo

Colisee Seine                                      France                  97.4% by different companies

Translot                                           France                  99.9% by SGCI

S.N.C. Dumont d'Urville                            France                  100% owned by Colisee Premiere

Colisee Participations                             France                  100% by SGCI

Colisee Federation                                 France                  100% by SGCI

Colisee Saint Georges                              France                  100% by SGCI

Drouot Industrie                                   France                  50% by SGCI

Colisee Vauban                                     France                  99.7% by Matipierre

Fonciere Colisee                                   France                  98.9% by Matipierre

Axa Pierre S.C.I.                                  France                  97.6% owned by different companies and
                                                                           Mutuals

Axa Millesimes                                     France                  77.8% owned by AXA and the Mutuals

Chateau Suduirault                                 France                  100% owned by Axa Millesimes

Diznoko                                            Hongrie                 100% owned by Axa Millesimes

Compagnie Fonciere Matignon                        France                  100% by different companies and Mutuals

Equitable Real Estate Investment                   U.S.A.                  100% owned by ELAS

Quinta do Noval Vinhos S.A.                        Portugal                99.9% owned by Axa Millesimes

                               OTHER AXA BUSINESS

COMPANY                                            COUNTRY                 VOTING POWER
-------                                            -------                 ------------
A.N.F.                                             France                  95.4% owned by Finaxa

SCOR                                               France                  10.1% owned by Axa Reassurance

Campagnie du Cambodge                              France                  23% owned by A.N.F.

Lucia                                              France                  20.6% owned by Axa Assurance Iard and 8.6%
                                                                           by the mutuals

Rubis et Cie                                       France                  12.7% owned by Uni Europe Assurance

Schneider S.A.                                     France                  10%

Eurofin                                            France                  31.6% owned by Compangie Financiere de Paris

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                  --------------------------------------------


                                      NOTES
                                      -----


1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except for (a) as noted for certain partnership interests, (b) ACMC, Inc.'s and Equitable Distributors Inc.'s limited partnership interests in Alliance Capital Management L.P., (c) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc., (d) Treasurer Robert L. Bennett's 20% interest in Compass Management and Leasing Co. (formerly known as EREIM, Inc.),
(e) as noted for certain subsidiaries of AXA, (f) The Equitable Companies Incorporated's 44.1% interest in DLJ and Equitable Holding Corp.'s 36.1% interest in same, and (g) DLJ Mortgage Capital, Inc.'s and Equitable Real Estate Investment Management Inc.'s ownership (50% each) in Column Financial, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                               The Equitable Funds
                             The Hudson River Trust
                                Separate Accounts

6. This chart was last revised on December 2, 1996.

Item 27.  Number of Contractowners
          ------------------------

          Currently, there are no owners of the Variable Immediate Annuity Contracts offered by the Registrant.

Item 28.  Indemnification
          ---------------

          To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equitable, the registrant's depositor undertook to indemnify each of its directors and officers of Equitable and EQ Financial Consultants, Inc. ("EQ Financial"), the registrant's principal underwriter and a wholly-owned subsidiary of Equitable, who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Equitable.

          Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters
          ----------------------

          (a) EQ Financial is the principal underwriter for Separate Account A and Separate Account No. 301, and may be deemed to be a principal underwriter for Separate Account I and Separate Account FP of Equitable Variable Life Insurance Company. EQ Financial's principal business address is 1755 Broadway, NY, NY 10019.

          (b) Set forth below is certain information regarding the directors and principal officers or EQ Financial. The business address of the persons whose names are preceded by an asterisk is that of EQ Financial.

 NAME AND PRINCIPAL                      POSITIONS AND OFFICES
 BUSINESS ADDRESS                        WITH UNDERWRITER
 ----------------                        ----------------

 Derry E. Bishop                         Director and Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 Harvey Blitz                            Director
 787 Seventh Avenue, NY, NY 10019

 NAME AND PRINCIPAL                                         POSITIONS AND OFFICES
 BUSINESS ADDRESS                                           WITH UNDERWRITER
 ----------------                                           ----------------
 Barbara Krumsiek                                           Director
 1344 Avenue of the Americas, NY, NY
 10105

 Michael S. Martin                                          Director, Chairman of the Board and Chief Executive
 787 Seventh Avenue, NY, NY 10019                           Officer

*Michael F. McNelis                                         Director, President and Chief Operating Officer

 Richard V. Silver                                          Director
 1290 Avenue of the Americas, NY, NY 10104

 Mark R. Wutt                                               Director
 787 Seventh Avenue, NY, NY 10019

*Martin J. Telles                                           Executive Vice President and Chief Marketing Officer

 A. Frank Beaz                                              Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 Gordon D. Dinsmore                                         Executive Vice President
 1290 Avenue of the Americas, NY, NY 10104

 Thomas J. Duddy, Jr.                                       Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 Fred A. Folco                                              Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 William J. Green                                           Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 Donald D. Higgins                                          Executive Vice President
 787 Seventh Avenue, NY, NY 10019

 Dennis D. Witte                                            Executive Vice President
 787 Seventh Avenue, NY, NY 10019

*Robert McKenna                                             Senior Vice President and Chief Financial Officer

 Janet E. Hannon                                            Secretary
 1290 Avenue of the Americas, NY, NY 10104


                (c)      Not applicable.

Item 30.  Location of Accounts and Records
          --------------------------------

          The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 200 Plaza Drive, Secaucus, N.J. 07096

Item 31.  Management Services
          -------------------

          Not applicable.

Item 32.  Undertakings
          ------------

          The Registrant hereby undertakes:

          (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          The Registrant hereby represents that, as to certain redeemable variable annuity contracts funded by Registrant, it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that, in such cases, it complies with the provisions of paragraphs
(1)-(4) of that letter.

          Equitable represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Contracts. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Contracts include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf, in the City and State of New York, on this 16th day of January, 1997.


                                      SEPARATE ACCOUNT A OF
                                      THE EQUITABLE LIFE ASSURANCE SOCIETY
                                      OF THE UNITED STATES
                                           (Registrant)

                                      By:  The Equitable Life Assurance
                                           Society of the United States


                                      By:  /s/ Maureen K. Wolfson
                                           ---------------------
                                               Maureen K. Wolfson
                                               Vice President

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this registration statement to be signed on its behalf, in the City and State of New York, on this 16th day of January, 1997.


                                           THE EQUITABLE LIFE ASSURANCE SOCIETY
                                                  OF THE UNITED STATES
                                                      (Depositor)


                                          By:  /s/ Maureen K. Wolfson
                                               ----------------------
                                                   Maureen K. Wolfson
                                                   Vice President



          As required by the Securities Act of 1933 and the Investment Company Act of 1940, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Joseph J. Melone                          Chairman of the Board and Director

James M. Benson                           President, Chief Executive Officer
                                          and Director

William T. McCaffrey                      Senior Executive Vice President,
                                          Chief Operating Officer and Director
PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                          Senior Executive Vice President and
                                          Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel                     Senior Vice President and Controller
---------------------
Alvin H. Fenichel
January 16, 1997

DIRECTORS:

Claude Bebear             Jean-Rene Fourtou           Winthrop Knowlton
James M. Benson           Norman C. Francis           Arthur L. Liman
Christopher Brocksom      Donald J. Greene            George T. Lowy
Francoise Colloc'h        John T. Hartley             William T. McCaffrey
Henri de Castries         John H.F. Haskell, Jr.      Joseph J. Melone
Joseph L. Dionne          Mary R. (Nina) Henderson    Didier Pineau-Valencienne
William T. Esrey          W. Edwin Jarmain            George J. Sella, Jr.
                          G. Donald Johnston, Jr.     Dave H. Williams


By: /s/ Maureen K. Wolfson
    ----------------------
        Maureen K. Wolfson
        Attorney-in-Fact
        January 16, 1997

                                  EXHIBIT INDEX
                                  -------------


                EXHIBIT NO.                                                                                TAG VALUE
                -----------                                                                                ---------

 1(a)           Resolutions of the Board of Directors of Equitable                                         EX-99.1a RESOLUTION
                authorizing the establishment of the Registrant.

 1(b)           Resolutions of the Board of Directors of Equitable                                         EX-99.1b RESOLUTION
                authorizing the reorganization of Separate Accounts.

 3              Sales Agreement among Equitable, Separate Account A                                        EX-99.3 SALES AGR
                and Equico Securities, Inc.(name changed to EQ Financial
                Consultants, Inc.), as principal underwriter for The Hudson
                River Trust.

 4              Forms of variable immediate annuity contracts.                                             EX-99.4 CONTRACTS

 5              Form of application.                                                                       EX-99.5 APPLICATION

 6(a)           Copy of the Restated Charter of Equitable, adopted                                         EX-99.6a CHARTER
                August 6, 1992.

 6(b)           Copy of the Certificate of Amendment of the Restated Charter                               EX-99.6b CHART AMEND
                of Equitable, adopted November 18, 1993.

 6(c)           By-Laws of Equitable, as amended through July 22, 1992.                                    EX-99.6c BY-LAWS

 9(d)           Form of Opinion and Consent of Hope E. Rosenbaum Werner, Esq.,                             EX-99.9d OPINION
                Vice President and Counsel of Equitable, as to the legality of the securities being registered.

10              Powers of Attorney.                                                                        EX-99.10 POW ATTY


38381
                                      C-29